          As filed with the Securities and Exchange Commission on April 29, 1999


                                                      Registration No. 333-69719

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                          PRE-EFFECTIVE AMENDMENT NO. 2

                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                           (Exact name of Registrant)

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                             500 N. Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

           James D. Gallagher                               Copy to:
       Vice President, Secretary                     J. Sumner Jones, Esq.
          and General Counsel                        Jones & Blouch L.L.P.
    The Manufacturers Life Insurance            1025 Thomas Jefferson Street, NW
           Company of America                         Washington, DC 20007
           73 Tremont Street
            Boston, MA 02108
(Name and Address of Agent for Service)

Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM
N-8B-2
ITEM NO.          CAPTION IN PROSPECTUS

     1 Cover Page; General Information About Manufacturers (Separate Account Three)

     2 Cover Page; General Information About Manufacturers (Manufacturers Life of America)

     3     *

     4     Other Information (Distribution of the Policy)

     5     General Information About Manufacturers Life (Separate Account Three)

     6     General Information About Manufacturers (Separate Account Three)

     7     *

     8     *

     9     Other Information (Litigation)

     10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy Other Information

     11    General Information About Manufacturers (Manufacturers Investment
           Trust)

     12    General Information About Manufacturers (Manufacturers Investment
           Trust)

     13    Charges and Deductions

     14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

     15    Issuing A Policy

     16    **

     17    Policy Surrender and Partial Withdrawals

     18    General Information About Manufacturers

     19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

     20    *

     21    Policy Loans

     22    *

     23    **

     24    Other Provisions of the Policy

     25    General Information About Manufacturers (Manufacturers Life of
           America)

     26    *

     27    **

     28    Other Information (Officers and Directors)

     29    General Information About Manufacturers (Manufacturers Life of
           America)

     30    *

     31    *

     32    *

     33    *

     34    *

     35    **

     36    *

     37    *

     38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

     39    Other Information (Distribution of the Policies)

     40    *

     41    **

     42    *

     43    *

     44    Policy Values --Determination of Policy Value; Units and Unit Values)

     45    *

     46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

     47    General Information About Manufacturers (Manufacturers Investment
           Trust)

     48    *

     49    *

     50    General Information About Manufacturers

     51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

     52    Other Information (Substitution of Portfolio Shares)

     53    **

     54    *

     55    *

     56    *

     57    *

     58    *

     59    Financial Statements

     * Omitted since answer is negative or item is not applicable.
     **Omitted.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

SEPARATE ACCOUNT THREE OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                                   VENTURE VUL

                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of America (the "Company," "Manufacturers Life Of America," "we" or "us").

The Policy is designed to provide lifetime insurance protection together with flexibility as to

     -   the timing and amount of premium payments,
     -   the investments underlying the Policy Value, and
     -   the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account Three (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

Please read this prospectus carefully and keep it for future reference. It is valid only when accompanied by a current prospectus for the Trust.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The Manufacturers Life Insurance Company of America
                            500 North Woodward Avenue
                        Bloomfield Hills, Michigan 48304

                   The date of this Prospectus is May 7, 1999

                                TABLE OF CONTENTS

COVER PAGE
TABLE OF CONTENTS
DEFINITIONS
POLICY SUMMARY
   General....................................................................
   Death Benefits.............................................................
   Premiums...................................................................
   Policy Value...............................................................
   Policy Loans...............................................................
   Surrender and Partial Withdrawals..........................................
   Lapse and Reinstatement....................................................
   Charges and Deductions.....................................................
   Investment Options and Investment Advisers ................................
   Investment Management Fees and Expenses....................................
   Table of Charges and Deductions............................................
   Table of Investment Management Fees and Expenses...........................
   Table of Investment Options and Investment Advisers........................
GENERAL INFORMATION ABOUT MANUFACTURERS
   Manufacturers Life of America..............................................
   Separate Account Three.....................................................
   Manufacturers Investment Trust.............................................
   Investment Objectives of the Portfolios....................................
ISSUING A POLICY
   Requirements...............................................................
   Temporary Insurance Agreement..............................................
   Underwriting...............................................................
   Right to Examine the Policy................................................
DEATH BENEFITS
   Life Insurance Qualification...............................................
   Death Benefit Options......................................................
   Changing the Face Amount...................................................
PREMIUM PAYMENTS
   Initial Premiums...........................................................
   Subsequent Premiums........................................................
   Maximum Premium Limitation.................................................
   Premium Allocation.........................................................
CHARGES AND DEDUCTIONS
   Premium Charge.............................................................
   Surrender Charges..........................................................
   Mortality and Expense Risk Charge..........................................
   Charges for Transfers......................................................
   Reduction in Charges.......................................................
SPECIAL PROVISIONS FOR EXCHANGES
COMPANY TAX CONSIDERATIONS
POLICY VALUE
   Determination of the Policy Value..........................................
   Units and Unit Values......................................................
   Transfers of Policy Value..................................................
POLICY LOANS
   Effect of Policy Loan......................................................
   Interest Charged on Policy Loans...........................................
   Loan Account...............................................................
POLICY SURRENDER AND PARTIAL WITHDRAWALS
   Policy Surrender...........................................................
   Partial Withdrawals........................................................
LAPSE AND REINSTATEMENT
   Lapse......................................................................
   No Lapse Guarantee.........................................................
   No-Lapse Guarantee Cumulative Premium Test.................................
   Reinstatement..............................................................
THE GENERAL ACCOUNT
   Fixed Account..............................................................
OTHER PROVISIONS OF THE POLICY
   Policyowner Rights.........................................................
   Beneficiary................................................................
   Incontestability...........................................................
   Misstatement of Age or Sex.................................................
   Suicide Exclusion..........................................................
   Supplementary Benefits.....................................................
TAX TREATMENT OF THE POLICY
   Life Insurance Qualification...............................................
   Tax Treatment of Policy Benefits...........................................
   Alternate Minimum Tax......................................................
   Income Tax Reporting.......................................................
OTHER INFORMATION
   Payment of Proceeds........................................................
   Reports to Policyowners....................................................
   Distribution of the Policies...............................................
   Responsibilities of Manufacturers Life.....................................
   Voting Rights..............................................................
   Substitution of Portfolio Shares...........................................
   Records and Accounts.......................................................
   State Regulations..........................................................
   Litigation.................................................................
   Independent Auditors.......................................................
   Further Information........................................................
   Officers and Directors.....................................................
   Impact of Year 2000........................................................
   Illustrations..............................................................
   Financial Statements.......................................................
   Appendix A - Sample Illustrations of Policy Values, Cash Surrender
   values and Death Benefits..................................................

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Additional Rating

is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age

on any date is the life insured's age on his or her birthday nearest to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age

is the Age plus the number of whole years that have elapsed since the Policy
Date.

Business Day

is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Cash Surrender Value

is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.

Effective Date

is the date the underwriters approve issuance of the policy. If the policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.

Gross Withdrawal

is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Fixed Account

is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account

is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date

is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life insured

is the person whose life is insured under this policy.

Loan Account

is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Monthly No-Lapse Guarantee Premium

is one twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value

is the Cash Surrender Value less the Policy Debt.

Net Policy Value

is the Policy Value less the value in the Loan Account.

Net Premium

is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee

When the Policy is in the No-Lapse Guarantee Period, as long as the No-Lapse Guarantee Cumulative Premium Test is met, the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period

is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of ten years or the life insured's age 95, depending upon applicable state law requirements.

No-Lapse Guarantee Premium

is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

     -   the face amount of insurance changes.
     -   a Supplementary Benefit is added, changed or terminated.
     -   the risk classification of the life insured changes.
     - a temporary Additional Rating is added (due to a face amount increase), or terminated.
     -   the Death Benefit Option changes.

No-Lapse Guarantee Cumulative Premium

is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test

is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy enforce when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date

is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt

as of any date equals (a) plus (b) plus (c) minus (d), where:

(a) is the total amount of loans borrowed as of such date;

(b) is the total amount of any unpaid loan interest charges which have been borrowed against the policy on a Policy Anniversary;

(c) is any interest charges accrued from the last Policy Anniversary to the current date; and

(d) is the total amount of loan repayments as of such date.

Policy Value

is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Service Office Address
is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Surrender Charge Period
is the period following the Policy Date or following any increase in Face Amount during which the Company will assess surrender charges. Surrender charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.


POLICY SUMMARY

GENERAL

We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states.

DEATH BENEFITS
There are two death benefit options. Under Option 1 the death benefit is the FACE AMOUNT OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. You may change the death benefit option and increase or decrease the Face Amount.

PREMIUMS
You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of Manufacturers Life of America's Separate Account Three. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS
You may borrow an amount not to exceed 90% of your Policy's Net Cash Surrender Value. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT
Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS
We assess certain charges and deductions in connection with the Policy. These include:

(i) charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses,

(ii)     charges deducted from premiums paid, and

(iii)    charges assessed on surrender or lapse.

These charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of all charges assessed monthly for mortality and expense risks, cost of insurance and administration expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of our Separate Account Three. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940.

The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

INVESTMENT MANAGEMENT FEES AND EXPENSES

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

                           TABLE OF CHARGES AND DEDUCTIONS

Premium Charge       6.6% of each premium paid during the first 10 Policy Years and 3.6% thereafter.

Surrender Charges    A Surrender Charge is applicable for 10 Policy Years from
                     the Policy Date or an increase in Face Amount. The
                     Surrender Charge is determined by the following formula:

                     Surrender Charge = (Surrender Charge Rate)x
                     (Face Amount Associated with the Surrender
                     Charge/1000)x(Grading Percentage)

                     The Grading Percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Surrender Charges."

                     The Surrender Charge Rate is calculated as follows:

                     Surrender Charge Rate  = (Rate per $1000 of
                     Face Amount) + (80%) x(Surrender Charge
                     Premium)

                     The Rate per $1000 of Face Amount is based on the age at which the transaction causing the assessment of the charge occurs and is set forth in a table under "Surrender Charges."

                           The Surrender Charge Premium is the lesser of:

                           (a) the premiums paid during the first Policy Year (or premiums attributable to a Face Amount increase) per $1000 of Face Amount, and,

                           (b) the Surrender Charge Premium Limit specified in the Policy per $1000 Face Amount.

                     The premiums attributable to a Face Amount increase will equal a portion of each payment made within one year of the increase plus a portion of the Policy Value at the time of the increase.

                     A portion of this charge will be assessed on a partial withdrawal.

Monthly Deductions   An administration charge of $30 per Policy Month will be
                     deducted in the first Policy Year. In subsequent years, the administration charge will be $15 per Policy Month.

                     The cost of insurance charge.

                     Any additional charges for supplementary benefits.

                     A mortality and expense risk charge. This charge varies by Policy Year as follows:

                                                                       Guaranteed Monthly        Guaranteed Annual
                                      Policy Years                    Mortality and Expense        Mortality and
                                                                         Risk Charge          Expense Risk Charge
                                          1-10                               0.0627%                   0.75%
                                          11+                                0.0209%                   0.25%


                     All of the above charges are deducted from the Net Policy Value.

Loan Charges         A fixed loan interest rate of 5.25% during the first 10
                     Policy Years and 4% thereafter. Interest credited to amounts in the Loan Account is guaranteed not to be less than 4% at all times. The maximum loan amount is 90% of the Net Cash Surrender Value.

Transfer Charge      A charge of $25 per transfer for each transfer in excess of
                     12 in a Policy Year.



TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets)

                                                              OTHER EXPENSES
                                           MANAGEMENT          (AFTER EXPENSE             TOTAL TRUST
TRUST PORTFOLIO                               FEES            REIMBURSEMENT)***         ANNUAL EXPENSES
-----------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets........       0.850%                0.360%                     1.210%
Science & Technology................       1.100%                0.110%                     1.210%
International Small Cap.............       1.100%                0.150%                     1.250%
Aggressive Growth...................       1.000%+               0.090%                     1.090%
Emerging Small Company..............       1.050%                0.050%                     1.100%
Small Company Blend.................       1.050%                0.150%*                    1.200%
Mid Cap Growth......................       0.950%+               0.040%                     0.990%
Mid Cap Stock.......................       0.925%                0.000%*                    0.925%
Overseas............................       0.950%                0.210%                     1.160%
International Stock.................       1.050%                0.200%                     1.250%
International Value.................       1.000%                0.300%*                    1.300%
Mid Cap Blend.......................       0.850%+               0.050%                     0.900%
Small Company Value.................       1.050%                0.180%                     1.230%
Global Equity.......................       0.900%                0.110%                     1.010%
Growth..............................       0.850%                0.050%                     0.900%
Large Cap Growth....................       0.875%+               0.130%                     1.005%
Quantitative Equity.................       0.700%                0.060%                     0.760%
Blue Chip Growth....................       0.875%+               0.045%                     0.920%
Real Estate Securities..............       0.700%                0.060%                     0.760%
Value...............................       0.800%                0.050%                     0.850%
Equity Index........................       0.250%                0.150%**                   0.400%**
Growth & Income.....................       0.750%                0.040%                     0.790%
U.S. Large Cap Value................       0.875%                0.100%*                    0.975%
Equity-Income.......................       0.875%+               0.050%                     0.925%
Income & Value......................       0.800%                0.090%                     0.890%
Balanced............................       0.800%                0.070%                     0.870%
High Yield..........................       0.775%                0.065%                     0.840%
Strategic Bond......................       0.775%                0.075%                     0.850%
Global Bond.........................       0.800%                0.110%                     0.910%
Total Return........................       0.775%                0.100%*                    0.875%
Investment Quality Bond.............       0.650%                0.070%                     0.720%

                                                              OTHER EXPENSES
                                           MANAGEMENT          (AFTER EXPENSE             TOTAL TRUST
TRUST PORTFOLIO                               FEES            REIMBURSEMENT)***         ANNUAL EXPENSES
-----------------------------------------------------------------------------------------------------------
Diversified Bond....................       0.750%                0.140%                     0.890%
U.S. Government Securities..........       0.650%                0.070%                     0.720%
Money Market........................       0.500%                0.120%                     0.620%
Lifestyle Aggressive 1000#..........           0%                1.110%***                  1.110%
Lifestyle Growth 820#...............           0%                1.000%***                  1.000%
Lifestyle Balanced 640#.............           0%                0.920%***                  0.920%
Lifestyle Moderate 460#.............           0%                0.830%***                  0.830%
Lifestyle Conservative 280#.........           0%                0.720%***                  0.720%

+Management Fees for these portfolios changed effective May 1, 1999. Prior to May 1, 1999, management fees were as follows:

                           Aggressive Growth Trust            1.050%
                           Mid Cap Growth Trust               1.000%
                           Mid Cap Blend Trust                0.750%
                           Large Cap Growth Trust             0.750%
                           Blue Chip Growth Trust             0.925%
                           Equity Income Trust                0.800%
                           Income & Value Trust               0.750%

*Based on estimates of payments to be made during the current fiscal year.

** Under the Advisory Agreement, MSS has agreed o reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceed an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation will continue in effect from year to year unless otherwise terminated at any year end by MSS on 30 days' notice to the Trust. If this expense reimbursement had not been in effect, Total Trust Annual Trust. If this expense reimbursement had not been in effect, Total Trust Annual Trust. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.

*** Reflects expenses of the Underlying Portfolios. Manufacturers Securities Services, LLC ("MSS") has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be 0.02% higher, except for the Lifestyle Conservative 280 Trust, which would be 0.03% higher (based on expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1998) as noted in the chart below:


                                           MANAGEMENT         OTHER EXPENSES              TOTAL TRUST
TRUST PORTFOLIO                               FEES                                      ANNUAL EXPENSES
-----------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000...........            0%               1.130%                     1.130%
Lifestyle Growth 820................            0%               1.020%                     1.020%
Lifestyle Balanced 640..............            0%               0.940%                     0.940%
Lifestyle Moderate 460..............            0%               0.850%                     0.850%
Lifestyle Conservative 280..........            0%               0.750%                     0.750%

# Each Lifestyle Trust will bear its own pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must also bear its own expenses. However, MSS is currently paying those expenses as described in footnote (***) above.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT ADVISERS

  SUBADVISER                                  PORTFOLIO
  A I M Capital Management, Inc.              Mid Cap Growth Trust
                                              Aggressive Growth Trust

  AXA Rosenberg Investment Management         Small Company Value Trust

  Capital Guardian Trust Company              Small Company Blend Trust
                                              U.S. Large Cap Value  Trust
                                              Income & Value Trust
                                              Diversified Bond Trust

  Fidelity Management Trust Company           Mid Cap Blend Trust
                                              Large Cap Growth Trust
                                              Overseas Trust

  Founders Asset Management LLC               International Small Cap Trust
                                              Balanced Trust

  Franklin Advisers, Inc.                     Emerging Small Company Trust

  Manufacturers Adviser Corporation           Pacific Rim Emerging Markets Trust
                                              Quantitative Equity Trust
                                              Real Estate Securities Trust
                                              Equity Index Trust
                                              Money Market Trust
                                              Lifestyle Trusts

  Miller Anderson & Sherrerd, LLP             Value Trust
                                              High Yield Trust

  Morgan Stanley Asset Management Inc.        Global Equity Trust

  Pacific Investment Management Company       Global Bond Trust
                                              Total Return Trust

  Rowe Price-Fleming International, Inc.      International Stock Trust

  Salomon Brothers Asset Management Inc       U.S. Government Securities Trust
                                              Strategic Bond Trust

  State Street Global Advisors                Growth Trust

  T. Rowe Price Associates, Inc.              Science & Technology Trust
                                              Blue Chip Growth Trust
                                              Equity-Income Trust
  Templeton Investment Counsel, Inc.          International Value Trust

  Wellington Management Company, LLP          Growth & Income Trust
                                              Investment Quality Bond Trust
                                              Mid Cap Stock Trust

Each of the Trust's Subadvisers, except Capital Guardian Trust Company, Fidelity Management Trust Company and State Street Global Advisors, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

GENERAL INFORMATION ABOUT MANUFACTURERS

MANUFACTURERS LIFE OF AMERICA

Manufacturers Life of America is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except New York. The ultimate parent of Manufacturers Life of America is Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.

On January 20, 1998, the Board of Directors of Manufacturers Life announced that it had asked the management of Manufacturers Life to prepare a plan for conversion of Manufacturers Life from a mutual life insurance company to an investor owned, publicly traded stock company. Any demutualization plan for Manufacturers Life is subject to the approval of the Manulife Board of Directors and policyowners as well as regulatory approval.

RATINGS

Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies:

Standard and Poor's Insurance Ratings Service:   AA+ (for financial strength)
A.M. Best Company:                               A++ (for financial strength)
Duff & Phelps Credit Rating Co.:                 AAA (for claims paying ability)
Moody's Investors Service, Inc.:                 Aa2 (for financial strength)


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to The Manufacturers Life Insurance Company of America as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

SEPARATE ACCOUNT THREE

Manufacturers Life of America established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania Law. Since December 9, 1992, it has been operated under Michigan Law. The Separate Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

Manufacturers Life of America is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

REGISTRATION

The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.

MANUFACTURERS INVESTMENT TRUST

Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of Manufacturers Investment Trust available under the Policies are as follows:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST (formerly, the Pilgrim Baxter Growth Trust) seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST (formerly, the Emerging Growth Trust) seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of small capitalization ("small cap") growth companies. In general, companies in which the portfolios invests will have market cap values of less than $1.5 billion at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization between $50 million and $1 billion.

The MID CAP GROWTH TRUST (formerly, the Small/Mid Cap Trust) seeks long-term capital appreciation by investing the portfolio's assets principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of companies with market capitalizations that approximately match the range of capitalization of the Wilshire Mid Cap 750 Index.

The OVERSEAS TRUST (formerly, the International Growth & Income Trust) seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolios' assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs). The portfolios expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including in emerging markets.

The MID CAP BLEND TRUST (formerly, the Equity Trust) seeks growth of capital by investing primarily in common stocks of United States issuers and securities convertible into or carrying the right to buy common stocks.

The SMALL COMPANY VALUE TRUST seeks long term growth of capital by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST (formerly, the Aggressive Asset Allocation Trust) seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) and many of the stocks in the portfolio are expected to pay dividends.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of United States issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST (formerly, the Moderate Asset Allocation Trust) seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed-income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed-income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST (formerly, the Global Government Bond Trust) seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on PIMCO's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST (formerly, the Conservative Asset Allocation Trust) seeks high total return as is consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed-income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by United States entities.

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle

Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.

If an application is accompanied by a check for the initial premium and the application is accepted:

(i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below));

(ii) the Effective Date will be the date the Company's underwriters approve issuance of the Policy; and

(iii) the Issue Date will be the date the Company issues the Policy.

If an application accepted by the Company is not accompanied by a check for the initial premium:

(i) the Policy Date will be the date the Company issues the Policy (unless a special Policy Date is requested (See "Backdating a Policy" below);

(ii) the Effective Date will be the date the Service Office receives the initial premium; and

(iii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Policy Date. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT

Manufacturers Life of America will generally issue a Policy only if it has a Face Amount of at least $100,000.

BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policy owner's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund within 10 days after you received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to either:

(1) the amount of all premiums paid or

(2)

(a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

(b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

(c) any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended. At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVAT"), the Policy Value must be less than the Net Single Premium necessary to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the company will generally increase the death benefit, temporarily, to the required minimum amount. However, the Company reserves the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST
The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

-   A change in the policy's Face Amount.
-   A change in the death benefit option.
-   Partial Withdrawals.
-   Addition or deletion of supplementary benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for this test appear in the Policy.

DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS

There are two death benefit options, described below.

DEATH BENEFIT OPTION 1

Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION

The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. The Company will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this Prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manufacturers Life of America approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. The premiums attributable to the new Face Amount will not exceed the surrender charge premium limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have free look right with respect to any increase resulting in new surrender charges.

An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION

If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT

Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manufacturers Life of America approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000.

PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manufacturers Life of America will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Internal Revenue Code. The Company also reserves the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS

PREMIUM CHARGE

During the first 10 Policy Years, Manufacturers Life of America deducts a premium charge from each premium payment, equal to 6.6% of the premium. Thereafter the premium charge is equal to 3.6% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to ___%.

SURRENDER CHARGES

The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-   the Policy is surrendered for its Net Cash Surrender Value,

-   a partial withdrawal is made, or

-   the Policy lapses.

The surrender charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

SURRENDER CHARGE CALCULATION

The Surrender Charge is determined by the following formula (the calculation is also described in words below):

Surrender Charge = (Surrender Charge Rate)x (Face Amount associated with the Surrender Charge / 1000)x(Grading Percentage)

Definitions of the Formula Factors Above

      Face Amount of the Policy Associated with the Surrender Charge

The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied. The Face Amount may be increased or decreased as described under "Changing the Face Amount" above.

      Surrender Charge Rate (the calculation is also described in words below)

Surrender Charge Rate  = (X) + (80%)x(Surrender Charge Premium)

Where "X" is equal to:

                       Table for Rate per $1,000 of Face:

Age          Rate per $1,000 of Face     Age           Rate per $1,000 of Face
0                  $2.00                 18                    $4.25
1                   2.13                 19                     4.38
2                   2.25                 20                     4.50
3                   2.38                 21                     5.00
4                   2.50                 22                     5.50
5                   2.63                 23                     6.00
6                   2.75                 24                     6.50
7                   2.88                 25                     7.00
8                   3.00                 26                     7.20
9                   3.13                 27                     7.40
10                  3.25                 28                     7.60
11                  3.38                 29                     7.80
12                  3.50                 30                     8.00
13                  3.63                 31                     8.04
14                  3.75                 32                     8.08
15                  3.88                 33                     8.12
16                  4.00                 34                     8.16
17                  4.13                 35 and over            8.20


      The Surrender Charge Premium is the lesser of:

      a. the premiums paid during the first Policy Year per $1,000 of Face Amount at issue or following a Face Amount increase, and

      b. the Surrender Charge Premium Limit specified in the Policy per $1,000 of Face Amount.

      Grading Percentage

The grading percentages during the Surrender Charge Period and set forth in the table below apply to the initial Face Amount and to all subsequent Face Amount increases.

The grading percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

        Surrender           Surrender Charge
      Charge Period        Grading Percentage
            1                     100%

            2                      90%

            3                      80%

            4                      70%

            5                      60%

            6                      50%

            7                      40%

            8                      30%

            9                      20%

           10                      10%

           11                       0%

Within a Policy Year, grading percentages will be interpolated on a monthly basis. For example, if the policyowner surrenders the Policy during the fourth month of Policy Year 4, the grading percentage will be 67.5%.

Formulas Described in Words

Surrender Charge

The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 10 years.

Surrender Charge Rate

The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals X (see Table above) and (b) equals 80% times the Surrender Charge Premium.

Illustration of Maximum Surrender Charge Calculation

Assumptions

-     45 year old male (standard risks and nonsmoker status)

-     Policy issued 7 years ago

- $7,785 in premiums has been paid on the Policy in equal annual installments over the 7 year period

-     Surrender Charge Premium for the Policy is $15.26

- Face Amount of the Policy at issue is $500,000 and no increases have occurred

-     Policy is surrendered during the first month of the seventh policy year.

Maximum Surrender Charge

The maximum Surrender Charge to be assessed would be $4,082 determined as follows:

First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.

      Surrender Charge Rate  = (8.20) + (80%) x (Surrender Charge Premium)

      $20.41 = (8.20) + (80%) x (15.26)

      The Surrender Charge Rate is equal to $20.41

Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

      Surrender Charge = (Surrender Charge Rate)x (Face Amount of the Policy associated with the Surrender Charge / 1000)x(Grading Percentage)

      $4,082 = (20.41) x ($500,000 /1000) x (40%)

      The maximum Surrender Charge is equal to $4,082.

Depending upon the Face Amount of the Policy, the age of the insured at issue, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

MONTHLY CHARGES

On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

-     a monthly administration charge;

-     a monthly charge for the cost of insurance;

-     a monthly mortality and expense risk charge;

-     a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE

This charge will be equal to $30 per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will be $15 per Policy Month. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

(a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

(b) is the Policy Value as of the first day of the Policy Month after the deduction of monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the life insured.

Cost of insurance rates will generally increase with the age of the life insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

MORTALITY AND EXPENSE RISK CHARGE

A monthly charge is assessed against the Policy Value equal to a percentage of the Policy Value. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that life insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

                                Guaranteed Monthly         Equivalent Annual
        Policy Year               Mortality and          Mortality and Expense
                               Expense Risk Charge            Risk Charge
           1-10                      0.0627%                     0.75%
            11                       0.0209%                     0.25%

CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. Manufacturers Life of America reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manufacturers Life of America believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. Manufacturers Life of America may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance policies issued either by the Company or Manufacturers Life Insurance Company (U.S.A.) to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued either by the Company or by Manufacturers Life Insurance Company (U.S.A)). Policyowners considering an exchange should consult their tax advisers as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers Life of America. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b)is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a) within eighteen months after the Issue Date; or

(b)within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFER CHARGES

A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although the Company reserves the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manufacturers of America otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Interest on Policy Loans After Ten Years" and "Tax Treatment of Policy Benefits Policy Loan Interest."

MAXIMUM LOANABLE AMOUNT

The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%, subject to the Company's reservation of the right to increase the rate as described under the heading "Tax Treatment of the Policy - Interest on Policy Loans After Year 10." If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease when the life insured reaches age 100. The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less than the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.) The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. The Company may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan sub-account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manufacturers Life of America receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

Partial withdrawals do not affect the Face Amount of a Policy if Death Benefit Option 2 is in effect.

LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE

In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the face amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured.

Depending upon applicable state law requirements, the No-Lapse Guarantee Period is fixed at the lesser of ten years or the life insured's age 95.

While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b)the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT

A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

(a) The life insured's risk classification is standard or preferred, and

(b) The life insured's Attained Age is less than 46.

A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Company is provided to the Company;

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT

The general account of Manufacturers Life of America consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers Life of America has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manufacturers Life of America have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manufacturers Life of America will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

      (a) the portion of the net premiums allocated to it; plus

      (b) any amounts transferred to it; plus

      (c) interest credited to it; less

      (d) any charges deducted from it; less

      (e) any partial withdrawals from it; less

      (f) any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manufacturers Life of America guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

POLICYOWNER RIGHTS

Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

-     Vary the premiums paid under the Policy.

-     Change the death benefit option.

-     Change the premium allocation for future premiums.

-     Transfer amounts between sub-accounts.

-     Take loans and/or partial withdrawals.

-     Surrender the contract.

-     Transfer ownership to a new owner.

- Name a contingent owner that will automatically become owner if the policyowner dies before the insured.

-     Change or revoke a contingent owner.

-     Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manufacturers Life of America will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to the Company. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY

Manufacturers Life of America will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the life insured in the Policy are incorrect, Manufacturers Life of America will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the Company will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the last death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANUFACTURERS LIFE OF AMERICA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

- The Policy must be a valid life insurance contract under applicable state law.

- The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policyowner has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for a Policy; minus

- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus

- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10

If the Company determines, in its sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credit interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.

The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" or "MEC".

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

- Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

      -     is made on or after the policyowner attains age 59 1/2;

      -     is attributable to the policyowner becoming disabled; or

      - is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-     the value each year of the life insurance protection provided;

-     an amount equal to any employer-paid premiums; or

- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account the Company may delay payment during any period during which
(i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the policyowner a statement showing, among other things:

-     the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-     the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-     any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. ManEquity, Inc. is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 and was organized under the laws of Colorado on May 4, 1970. The directors of ManEquity, Inc. are: John Richardson, Roy Bubbs, Bruce Gordon, Gary Buchanan and Douglas Myers. The officers of ManEquity, Inc. are: (i) Douglas Myers - President, (ii) Gary Buchanan - Vice President, Compliance, (iii) Thomas Reives - Treasurer, (iv) Brian Buckley Secretary and General Counsel. The Policies will be sold by registered representatives of either ManEquity or other broker-dealers having distribution agreements with ManEquity who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.

A registered representative will receive commissions not to exceed 105% of premiums in the first year, 2% of all premiums paid in the second year and after, and after the second anniversary 0.15% of the Net Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE

Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc. will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.

Finally, Manufacturers Life of America may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.

VOTING RIGHTS

As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers Life of America may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES

It is possible that in the judgment of the management of Manufacturers Life of America, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

Manufacturers Life of America also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or
(vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

Manufacturers Life of America is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS


The consolidated financial statements of Manufacturers Life Insurance Company of America and Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manufacturers Life of America's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS

                                    Position with
                                    Manufacturers Life
Name                                of America                       Principal Occupation
Sandra M. Cotter (36)               Director                         Attorney, Dykema Gosset, PLLC, 1989 to present.
                                    (since December 1992)

James D. Gallagher (44)             Director (since May 1996),       Vice President, Secretary and General Counsel,
                                    Secretary and                    The Manufacturers Life Insurance Company (USA),
                                    General Counsel                  January 1997 to present; Secretary and General
                                                                     Counsel, Manufacturers Adviser Corporation,
                                                                     January 1997 to present; Vice President, Legal
                                                                     Services - U.S. Operations, The Manufacturers
                                                                     Life Insurance Company, January 1996 to
                                                                     present; Vice President, Secretary and General
                                                                     Counsel, The Manufacturers Life Insurance
                                                                     Company of North America , 1994 to present;
                                                                     Vice President and Associate General Counsel,
                                                                     The Prudential Insurance Company of America,
                                                                     1991 to 1994.

Donald A. Guloien (41)              Director (since August 1990)     Executive Vice President, Business Development,
                                    and President                    The Manufacturers Life Insurance Company,
                                                                     January 1999 to present, Senior Vice President,
                                                                     Business Development, The Manufacturers Life
                                                                     Insurance Company, 1994 to December 1998, Vice
                                                                     President, U.S. Individual Business, The
                                                                     Manufacturers Life Insurance Company, 1990 to
                                                                     1994.

Theodore Kilkuskie, Jr. (43)        Director (since May 1996) and    Senior Vice President, U.S. Annuities, The
                                    Vice President, US Individual    Manufacturers Life Insurance Company, January
                                    Insurance                        1999 to present; President, The Manufacturers
                                                                     Life Insurance Company of North America,
                                                                     January 1999 to present; Senior Vice President,
                                                                     U.S. Individual Insurance, The Manufacturers
                                                                     Life Insurance Company, August 1998 to December
                                                                     1998; Vice President, U.S. Individual
                                                                     Insurance, The Manufacturers Life Insurance
                                                                     Company, June 1995 to February 1998; Executive
                                                                     Vice President, Mutual Fund Sales & Marketing,
                                                                     State Street Research, March 1994 to June 1995.

James O'Malley (52)                 Director (since November 1998)   Senior Vice President, U.S. Pensions, The
                                                                     Manufacturers Life Insurance Company, January
                                                                     1999 to present; Vice President, Systems New
                                                                     Business Pensions, The Manufacturers Life
                                                                     Insurance Company,  1984 to December 1998.

Joseph J. Pietroski (60)            Director (since July 1992)       Senior Vice President, General Counsel and
                                                                     Corporate Secretary, The Manufacturers Life
                                                                     Insurance Company, 1988 to present.

John D. Richardson (61)             Chairman and Director            Senior Executive Vice President, The
                                    (since January 1995)             Manufacturers Life Insurance Company; January
                                                                     1999 to present; Executive Vice President, U.S.
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, November 1995 to December 1998; Senior
                                                                     Vice President and General Manager, U.S.
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, January 1995 to October 1997; Senior
                                                                     Vice President and General Manager, Canadian
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, June 1992 to December 1994.

Victor Apps (51)                    Vice President, Asia             Executive Vice President, Asia Operations, The
                                                                     Manufacturers Life Insurance Company, November
                                                                     1997 to present; Senior Vice President and
                                                                     General Manager, Greater China Division, The
                                                                     Manufacturers Life Insurance Company, 1995 to
                                                                     1997; Vice President and General Manager,
                                                                     Greater China Division, The Manufacturers Life
                                                                     Insurance Company, 1993 to 1995; International
                                                                     Vice President, Asia Pacific Division, The
                                                                     Manufacturers Life Insurance Company, 1988 to
                                                                     1993.

Felix Chee (52)                     Vice President, Investments      Executive Vice President ,The Manufacturers
                                                                     Life Insurance Company; November 1997 to
                                                                     present, Chief Investment Officer, The
                                                                     Manufacturers Life Insurance Company, June 1997
                                                                     to present, Senior Vice President and
                                                                     Treasurer, The Manufacturers Life Insurance
                                                                     Company, August 1994 to May 1997; Vice
                                                                     President and Treasurer, The Manufacturers Life
                                                                     Insurance Company, October 1993 to July 1994.

Robert A. Cook (44)                 Vice President, Marketing        Senior Vice President, U.S. Individual
                                                                     Insurance, The Manufacturers Life Insurance
                                                                     Company, January 1999 to present; Vice
                                                                     President, Product Management, The
                                                                     Manufacturers Life Insurance Company, 1996 to
                                                                     December 1998; Sales and Marketing Director,
                                                                     The Manufacturers Life Insurance Company, 1994
                                                                     to 1995.

Hugh C. McHaffie (40)               Vice President                   Vice President, Product Development, U.S.
                                                                     Annuities, The Manufacturers Life Insurance
                                                                     Company, January 1996 to present; Vice
                                                                     President U.S. Annuities, The Manufacturers
                                                                     Life Insurance Company of North America,
                                                                     September 1996 to present; Vice President,
                                                                     Product Actuary, The Manufacturers Life
                                                                     Insurance Company of North America, August 1994
                                                                     to September 1996; Product Development
                                                                     Executive, The Manufacturers Life Insurance
                                                                     Company of North America, August 1990 to August
                                                                     1994.

Douglas H. Myers (44)               Vice President, Finance and      President, ManEquity, Inc., April 1994 to
                                    Compliance, Controller           present; Assistant Vice President and
                                                                     Controller, U.S. Operations, The Manufacturers
                                                                     Life Insurance Company, 1988 to present.

John G. Vrysen (43)                 Vice President, Appointed        Chief Financial Officer and Treasurer,
                                    Actuary                          Manulife-Wood Logan Holding Co., Inc., January
                                                                     1996 to present; Vice President and Chief
                                                                     Financial Officer, U.S. Operations, The
                                                                     Manufacturers Life Insurance Company, January
                                                                     1996 to present; Vice President and Chief
                                                                     Actuary, The Manufacturers Life Insurance
                                                                     Company of New York, March 1992 to present;
                                                                     Vice President and Chief Actuary, The
                                                                     Manufacturers Life Insurance Company of North
                                                                     America, January 1986 to present.

Jean Wong (35)                      Vice President and Treasurer     Vice President and Chief Accountant, U.S.
                                                                     Division, The Manufacturers Life Insurance
                                                                     Company, May 1998 to present; Chief Accountant,
                                                                     U.S. Division, The Manufacturers Life Insurance
                                                                     Company, July 1996 to May 1998; Director,
                                                                     Finance and Administration, Star Data Systems
                                                                     Inc., December 1995 to July 1996; Vice
                                                                     President and Chief Financial Officer,
                                                                     Primerica Financial Services, June 1993 to
                                                                     December 1995.

IMPACT OF YEAR 2000

The Company makes extensive use of information systems in the operations of its various businesses, including for the exchange of financial data and other information with customers, suppliers and other counterparties. The Company also uses software and information systems provided by third parties in its accounting, business and investment systems.

The Year 2000 risk, as it is commonly known, is the result of computer programs being written suing two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in systems failures or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send premium billing notices, make claims payments or engage in other normal business activities.

The systems used by the company have been assessed as part of a comprehensive written plan conducted by The Manufacturers Life Insurance Company (collectively with its subsidiaries, "Manulife Financial"), to ensure that computer systems and processes of Manulife Financial and its subsidiaries and affiliates, including the Company, will continue to perform through the end of this century and in the next.

In 1996, in order to make Manulife Financial's systems Year 2000 compliant, a program was instituted to modify or replace both Manulife Financial's information technology systems ("IT systems") and embedded technology systems "Non-IT systems"). The phases of this program include (I) an inventory and assessment of all systems to determine which are critical, (ii) planning and designing the required modifications and replacements, (iii) making these modifications and replacements, (iv) testing modified or replaced systems, (v) redeploying modified or replaced systems and (vi) final management review and certification. For most IT and Non-IT systems identified as critical, certification has been completed for the company. Of those systems classified as critical, management believes that over 99% were Year 2000 compliant at the end of 1998. Management continues to focus attention on the remaining 1% of critical systems. Those that affect the Company are expected to be compliant by the end of the first quarter in 1999. Management believes that the Company's non-critical systems will be Year 2000 compliant by the end of the first quarter 1999.

In addition to efforts directed at Manulife Financial's own systems, Manulife Financial is presently consulting vendors, customers, and other third parties with which it deals in an effort to ensure that no material aspect of Manulife Financial's operations will be hindered by Year 2000 problems of these third parties. This process includes providing third parties with questionnaires regarding the state of their Year 2000 readiness and, where possible or where appropriate, conducting further due diligence activities.

Manulife Financial recognizes the importance of preparing for the change to the Year 2000 and, in January 1999, commenced preparation of contingency plans, in the event that Manulife Financial's year 2000 program has not fully resolved its Year 2000 issues. The Year 2000 Project Management Office for Manulife Financial's U.S. division is coordinating the preparation of the Year 2000 contingency plan on behalf of U.S. Division affiliates and subsidiaries. Contingency planning is targeted for completion by mid-1999.

Management currently believes that, with modifications to existing software and conversions to new software, the Year 2000 risk will not pose significant operations problems for Manulife Financial's computer systems. As part of the Year 2000 program, critical systems were "time-shift" tested in the year 2000 and beyond to confirm that they will continue to function properly before, during and after the change to the Year 2000. However, there can be no assurance that Manulife Financial's Year 2000 program, including consulting third parties and its contingency planning, will avoid any material adverse effect on Manulife Financial's operations, customer relations or financial condition. Manulife Financial estimates the total cost of its Year 2000 program will be approximately $59 million, of which $49.5 million has been incurred through December 31, 1998; however, there can be no assurance that the actual cost incurred will not be materially higher than such estimate. Most costs will be expensed as incurred; however, those costs attributed to the purchase of new software and hardware will generally be capitalized. The total cost of the Year 2000 program is not expected to have a material effect on Manulife Financial's net operating income.

ILLUSTRATIONS

The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                              Financial Statements

                       Three years ended December 31, 1998


                                    CONTENTS


Report of Independent Auditors......................................
Audited Financial Statements
Statement of Assets and Liabilities.................................
Statements of Operations............................................
Statements of Changes in Net Assets.................................
Notes to Financial Statements.......................................

                         Report of Independent Auditors


To the Board of Directors
The Manufacturers Life Insurance
    Company of America

We have audited the accompanying statement of assets and liabilities of Separate Account Three of The Manufacturers Life Insurance Company of America as of December 31, 1998 and the related statements of operations and changes in net assets for each of the periods presented therein. These financial statements are the responsibility of The Manufacturers Life Insurance Company of America's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 1998, and the results of its operations and the changes in its net assets for each of the periods presented therein, in conformity with generally accepted accounting principles.



Philadelphia, Pennsylvania
February 4, 1999

                           SEPARATE ACCOUNT THREE OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1998

                                                                                        Sub-Account        Net Asset
                                                                            Net Asset      Units           Value Per
                                                                              Value      Outstanding         Unit
                                                                            ----------------------------------------
Investment in Manufacturers Investment Trust--at market value:
   Emerging Growth Trust, 2,802,542 shares (cost $62,104,620)                $ 66,756,555   $  1,547,427   $   43.14
   Quantitative Equity Trust, 2,069,537 shares (cost $38,807,860)              52,193,727      1,202,134       43.42
   Real Estate Securities Trust, 1,536,662 shares (cost $24,594,352)           22,696,503        689,209       32.93
   Balanced Trust, 2,589,172 shares (cost $43,897,491)                         50,229,936      1,674,992       29.99
   Capital Growth Bond Trust, 1,757,260 shares (cost $19,935,560)              21,245,278        929,261       22.86
   Money Market Trust, 3,170,806 shares (cost $31,708,063)                     31,708,063      1,731,857       18.31
   International Stock Trust, 1,585,335 shares (cost $18,934,357)              20,577,642      1,473,246       13.97
   Pacific Rim Emerging Markets Trust, 822,886 shares (cost $5,198,434)         5,620,314        772,206        7.28
   Equity Index Trust, 2,839,061 shares (cost $37,536,543)                     43,806,714      2,221,635       19.72
   Equity Trust, 1,257,356 shares (cost $25,523,708)                           24,493,286      1,651,448       14.83
   Value Equity Trust, 1,044,760 shares (cost $16,442,598)                     18,575,830      1,154,317       16.09
   Growth and Income Trust, 1,165,238 shares (cost $26,765,264)                33,127,715      1,678,270       19.74
   U.S. Government Securities Trust, 239,148 shares (cost $3,198,130)           3,305,023        276,793       11.94
   Conservative Asset Allocation Trust, 80,313 shares (cost $925,126)             950,102         73,213       12.98
   Moderate Asset Allocation Trust, 234,294 shares (cost $2,942,382)            3,125,486        218,986       14.27
   Aggressive Asset Allocation Trust, 237,596 shares (cost $3,281,821)          3,625,719        233,924       15.50
   International Small Cap Trust, 176,272 shares (cost $2,492,390)              2,693,435        190,424       14.14
   Blue Chip Growth Trust, 566,488 shares (cost $8,957,998)                    10,717,944        519,809       20.62
   Science & Technology Trust, 252,885 shares (cost $3,476,302)                 4,936,311        244,906       20.16
   Pilgram Baxter Growth Trust, 122,992 shares (cost $1,528,419)                1,603,809        105,774       15.16
   Small/Mid Cap Trust, 296,586 shares (cost $5,033,231)                        5,863,507        299,424       19.58
   Worldwide Growth Trust, 71,291 shares (cost $1,065,955)                      1,080,064         72,735       14.85
   Global Equity Trust, 208,185 shares (cost $3,996,239)                        4,242,810        259,150       16.37
   Growth Trust, 329,119 shares (cost $6,264,920)                               6,746,944        363,585       18.56
   Value Trust, 253,715 shares (cost $3,817,475)                                3,567,228        251,058       14.21
   International Growth and Income Trust, 124,135 shares (cost $1,357,908       1,405,214        104,239       13.48
   High Yield Trust, 162,690 shares (cost $2,211,281)                           2,101,957        147,641       14.24
   Strategic Bond Trust, 247,629 shares (cost $2,962,146)                       2,902,215        210,298       13.80
   Global Government Bond Trust, 46,669 shares (cost $634,469)                    640,768         45,061       14.22
   Investment Quality Bond Trust, 114,782 shares (cost $1,396,240)              1,430,181         96,815       14.77
   Lifestyle Aggressive 1000 Trust, 288,431 shares (cost $3,929,209)            3,862,092        257,160       15.02
   Lifestyle Growth 820 Trust, 1,150,754 shares (cost $15,767,114)             15,857,396      1,049,185       15.11
   Lifestyle Balanced 640 Trust, 422,244 shares (cost $5,614,581)               5,696,069        382,101       14.91
   Lifestyle Moderate 460 Trust, 48,767 shares (cost $658,448)                    678,344         44,619       15.20
   Lifestyle Conservative 280 Trust, 7,984 shares (cost $102,293)                 108,017          7,151       15.11
   Small Company Value Trust, 32,243 shares (cost $355,941)                       366,605         42,981        8.53
                                                                             ------------
Net assets                                                                   $478,538,803
                                                                             ============


See accompanying notes.

                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                            STATEMENTS OF OPERATIONS

                                                                      EMERGING GROWTH
                                                                       SUB-ACCOUNT
                                                        --------------------------------------------
                                                        YEAR ENDED      YEAR ENDED    YEAR ENDED
                                                         DEC. 31/98     DEC. 31/97    DEC. 31/96
                                                        --------------------------------------------
Net investment income:
   Dividend income                                       $   995,471    $       --    $ 7,702,014
                                                         -----------------------------------------
Realized and unrealized gain (loss) on
 investments:
   Realized gain (loss) from security
     transactions:
       Proceeds from sales                                 6,100,016      7,107,331      4,088,127
       Cost of securities sold                             4,854,772      5,908,528      3,518,688
                                                         -----------------------------------------
   Net realized gain (loss)                                1,245,244      1,198,803        569,439
                                                         -----------------------------------------

   Unrealized appreciation (depreciation) of
    investments:
       Beginning of year                                   6,743,875     (1,640,500)     4,794,911
       End of year                                         4,651,935      6,743,875     (1,640,500)
                                                         -----------------------------------------
   Net unrealized appreciation (depreciation) during
     the year                                             (2,091,940)     8,384,375     (6,435,411)
                                                         -----------------------------------------

Net realized and unrealized gain (loss) on
   investments                                              (846,696)     9,583,178     (5,865,972)
                                                         -----------------------------------------

Net increase (decrease) in net assets derived from
   operations                                            $   148,775    $ 9,583,178    $ 1,836,042
                                                         =========================================


                                                                    QUANTITATIVE EQUITY
                                                                        SUB-ACCOUNT
                                                       ------------------------------------------
                                                        YEAR ENDED      YEAR ENDED    YEAR ENDED
                                                        DEC. 31/98      DEC. 31/97    DEC. 31/96
                                                       ------------------------------------------
Net investment income:
   Dividend income                                      $ 5,169,494     $        --   $ 4,240,752
                                                         ------------------------------------------

Realized and unrealized gain (loss) on
 investments:
   Realized gain (loss) from security
     transactions:
       Proceeds from sales                                4,267,545        3,096,117     1,222,403
       Cost of securities sold                            2,650,426        2,122,759       976,262
                                                         ------------------------------------------
   Net realized gain (loss)                               1,617,119          973,358       246,141
                                                         ------------------------------------------

   Unrealized appreciation (depreciation) of
    investments:
       Beginning of year                                   9,470,255       1,534,960     2,295,941
       End of year                                        13,385,867       9,470,255     1,534,960
                                                         ------------------------------------------
   Net unrealized appreciation (depreciation) during
     the year                                              3,915,612       7,935,295      (760,981)
                                                         ------------------------------------------

Net realized and unrealized gain (loss) on
   investments                                             5,532,731        8,908,653      (514,840)
                                                         ------------------------------------------

Net increase (decrease) in net assets derived from
   operations                                            $10,702,225      $ 8,908,653   $ 3,725,912
                                                         ==========================================

* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

         REAL ESTATE SECURITIES                          BALANCED                           CAPITAL GROWTH BOND
               SUB-ACCOUNT                              SUB-ACCOUNT                             SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED     YEAR ENDED     YEAR/ENDED   YEAR/ENDED     YEAR/ENDED    YEAR ENDED  YEAR ENDED     YEAR ENDED    YEAR ENDED
DEC. 31/98      DEC 31/97      DEC.31/96   DEC. 31/98     DEC. 31/97    DEC. 31/96   DEC. 31/98    DEC. 31/97    DEC. 31/96
----------------------------------------------------------------------------------------------------------------------------


$ 3,092,425    $        --   $ 2,776,056   $ 5,710,136    $        --   $ 4,478,042    $ 1,051,960   $        --    $   864,430
-------------------------------------------------------------------------------------------------------------------------------


  2,650,837      1,134,797       660,261     3,244,479      4,291,414     1,836,560      3,019,340     1,876,127      1,292,420
  2,269,138        898,569       631,891     2,557,957      3,671,860     1,674,031      2,667,419     1,866,847      1,363,232
-------------------------------------------------------------------------------------------------------------------------------
    381,699        236,228        28,370       686,522        619,554       162,529        351,921         9,280        (70,812)
-------------------------------------------------------------------------------------------------------------------------------

  5,819,408      2,155,063       748,034     6,626,044        958,041     2,693,376      1,199,605      (223,171)       153,798
 (1,897,849)     5,819,409     2,155,063     6,332,445      6,626,043       958,041      1,309,718     1,199,605       (223,171)
-------------------------------------------------------------------------------------------------------------------------------
 (7,717,257)     3,664,346     1,407,029      (293,599)     5,668,002    (1,735,335)       110,113     1,422,776       (376,969)
-------------------------------------------------------------------------------------------------------------------------------


 (7,335,558)     3,900,574     1,435,399       392,923      6,287,556    (1,572,806)       462,034     1,432,056       (447,781)
-------------------------------------------------------------------------------------------------------------------------------


$(4,243,133)   $ 3,900,574   $ 4,211,455   $ 6,103,059    $ 6,287,556   $ 2,905,236    $ 1,513,994   $ 1,432,056    $   416,649
===============================================================================================================================

                           SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)



                                                                          MONEY MARKET
                                                                          SUB-ACCOUNT
                                                            ----------------------------------------------
                                                              YEAR ENDED     YEAR ENDED      YEAR ENDED
                                                              DEC. 31/98     DEC. 31/97      DEC. 31/96
                                                            ----------------------------------------------
Net investment income:
   Dividend income                                          $  1,481,440   $  1,159,280    $  1,505,315
                                                              -----------------------------------------

Realized and unrealized gain (loss) on investments:
   Realized and unrealized gain (loss) from security
     transactions:
       Proceeds from sales                                    55,917,389     18,425,413      17,344,859
       Cost of securities sold                                55,917,389     19,340,111      16,936,049
                                                              -----------------------------------------
   Net realized gain (loss)                                           --       (914,698)        408,810
                                                              -----------------------------------------

   Unrealized appreciation (depreciation) of investments:
       Beginning of year                                              --       (914,724)        233,720
       End of year                                                    --              1        (914,724)
                                                              -----------------------------------------
   Net unrealized appreciation (depreciation) during
     the year                                                         --        914,725      (1,148,444)
                                                              -----------------------------------------

Net realized and unrealized gain (loss) on
   investments                                                        --             27        (739,634)
                                                              -----------------------------------------

Net increase (decrease) in net assets derived from
   operations                                               $  1,481,440   $  1,159,307    $    765,681
                                                            ===========================================

                                                                 INTERNATIONAL STOCK
                                                                     SUB-ACCOUNT
                                                       ---------------------------------------------
                                                        YEAR ENDED     YEAR ENDED        YEAR ENDED
                                                        DEC. 31/98     DEC. 31/97        DEC. 31/96
                                                       ---------------------------------------------
Net investment income:
   Dividend income                                     $    313,529   $    209,753    $    248,736
                                                       -------------------------------------------

Realized and unrealized gain (loss) on investments:
   Realized and unrealized gain (loss) from security
     transactions:
       Proceeds from sales                                4,550,901        780,310         289,302
       Cost of securities sold                            3,876,157        656,813         250,445
                                                       -------------------------------------------
   Net realized gain (loss)                                 674,744        123,497          38,857
                                                       -------------------------------------------

   Unrealized appreciation (depreciation) of investment
       Beginning of year                                    131,809        450,565          99,777
       End of year                                        1,643,285        131,811         450,565
                                                       -------------------------------------------
   Net unrealized appreciation (depreciation) during
     the year                                             1,511,476       (318,754)        350,788
                                                       -------------------------------------------

Net realized and unrealized gain (loss) on
   investments                                            2,186,220       (195,257)        389,645
                                                       -------------------------------------------

Net increase (decrease) in net assets derived from
   operations                                          $  2,499,749   $     14,496    $    638,381
                                                       ===========================================



* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

       PACIFIC RIM EMERGING MARKETS
                SUB-ACCOUNT                          EQUITY INDEX SUB-ACCOUNT                       EQUITY SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
  YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED   PERIOD ENDED*   YEAR ENDED    YEAR ENDED   PERIOD ENDED*
  DEC. 31/98     DEC. 31/97     DEC. 31/96     DEC. 31/98     DEC. 31/97     DEC. 31/96    DEC. 31/98    DEC. 31/97     DEC. 31/96
---------------------------------------------------------------------------------------------------------------------------------
$        --    $    12,667    $   239,201    $ 1,392,501   $ 2,468,634    $   449,782    $ 3,871,537    $ 2,150,334   $    26,181
---------------------------------------------------------------------------------------------------------------------------------

  4,347,338      1,556,257        443,740      2,890,323     1,982,591        231,179      1,483,382      1,891,337        54,581
  6,967,881      1,571,876        374,390      2,287,244     1,529,141        214,759      1,636,220      1,889,551        56,756
---------------------------------------------------------------------------------------------------------------------------------
 (2,620,543)       (15,619)        69,350        603,079       453,450         16,420       (152,838)         1,786        (2,175)
---------------------------------------------------------------------------------------------------------------------------------



 (2,120,318)        67,813         88,856        488,049       (46,898)            --        737,427        495,686            --
    421,880     (2,120,317)        67,813      6,270,171       488,048        (46,898)    (1,030,422)       737,427       495,686
---------------------------------------------------------------------------------------------------------------------------------
  2,542,198     (2,188,130)       (21,043)     5,782,122       534,946        (46,898)    (1,767,849)       241,741       495,686
---------------------------------------------------------------------------------------------------------------------------------


    (78,345)    (2,203,749)        48,307      6,385,201       988,396        (30,478)    (1,920,687)       243,527       493,511
---------------------------------------------------------------------------------------------------------------------------------


$   (78,345)   $(2,191,082)   $   287,508    $ 7,777,702   $ 3,457,030    $   419,304    $ 1,950,850    $ 2,393,861   $   519,692
=================================================================================================================================

                           SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)




                                                                     VALUE EQUITY SUB-ACCOUNT
                                                            --------------------------------------
                                                            YEAR ENDED   YEAR ENDED   PERIOD ENDED*
                                                            DEC. 31/98   DEC. 31/97    DEC. 31/96
                                                            --------------------------------------
Net investment income:
   Dividend income                                          $  976,745   $1,127,557   $    8,790
                                                            ------------------------------------


Realized and unrealized gain (loss) on investments:
   Realized and unrealized gain (loss) from
     security transactions:
       Proceeds from sales                                   1,391,651    1,288,325      438,548
       Cost of securities sold                               1,104,171    1,107,952      417,223
                                                            ------------------------------------
   Net realized gain (loss)                                    287,480      180,373       21,325
                                                            ------------------------------------


   Unrealized appreciation (depreciation) of investments:
       Beginning of year                                     1,914,865      364,883           --
       End of year                                           2,133,232    1,914,865      364,883
                                                            ------------------------------------
   Net unrealized appreciation (depreciation)
     during the year                                           218,367    1,549,982      364,883
                                                            ------------------------------------

Net realized and unrealized gain (loss) on
   investments                                                 505,847    1,730,355      386,208
                                                            ------------------------------------

Net increase (decrease) in net assets derived
   from operations                                          $1,482,592   $2,857,912   $  394,998
                                                            ====================================


                                                                  GROWTH AND INCOME SUB-ACCOUNT
                                                             --------------------------------------
                                                            YEAR ENDED   YEAR ENDED    PERIOD ENDED*
                                                            DEC. 31/98   DEC. 31/97     DEC. 31/96
                                                             --------------------------------------
Net investment income:
   Dividend income                                          $1,500,080   $  556,761   $    1,952
                                                            ------------------------------------

Realized and unrealized gain (loss) on investments:
   Realized and unrealized gain (loss) from
     security transactions:
       Proceeds from sales                                   2,830,806    3,054,342       82,474
       Cost of securities sold                               2,030,090    2,467,777       77,312
                                                            ------------------------------------
   Net realized gain (loss)                                    800,716      586,565        5,162
                                                            ------------------------------------

   Unrealized appreciation (depreciation) of investments:
       Beginning of year                                     2,511,120      405,558           --
       End of year                                           6,362,451    2,511,120      405,558
                                                            ------------------------------------
   Net unrealized appreciation (depreciation)
     during the year                                         3,851,331    2,105,562      405,558
                                                            ------------------------------------


Net realized and unrealized gain (loss) on
   investments                                               4,652,047    2,692,127      410,720
                                                            ------------------------------------

Net increase (decrease) in net assets derived
   from operations                                          $6,152,127   $3,248,888   $  412,672
                                                            ====================================

* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996
** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997
*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

      U.S. GOVERNMENT SECURITIES          CONSERVATIVE ASSET ALLOCATION               MODERATE ASSET ALLOCATION
             SUB-ACCOUNT                         SUB-ACCOUNT                               SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------

 YEAR ENDED   YEAR ENDED  PERIOD ENDED* YEAR ENDED  YEAR ENDED  PERIOD ENDED*  YEAR ENDED    YEAR ENDED    PERIOD ENDED*
 DEC. 31/98   DEC. 31/97   DEC. 31/96   DEC. 31/98  DEC. 31/97   DEC. 31/96    DEC. 31/98    DEC. 31/97    DEC. 31/96
------------------------------------------------------------------------------------------------------------------------
  $ 109,401   $ 123,037    $  26,995    $  72,830   $  42,335     $ 8,660    $ 247,923     $  83,798    $     2,105
------------------------------------------------------------------------------------------------------------------




    986,654     750,917      141,134      207,048     236,418      30,301      147,097        71,531        45,521
    954,836     752,455      149,988      202,366     228,648      31,365      136,136        65,973        45,706
------------------------------------------------------------------------------------------------------------------
     31,818      (1,538)      (8,854)       4,682       7,770      (1,064)      10,961         5,558          (185)
------------------------------------------------------------------------------------------------------------------



     67,077      38,928           --       17,540       6,566          --      101,169        23,967            --
    106,893      67,077       38,928       24,976      17,540       6,566      183,104       101,169        23,967
------------------------------------------------------------------------------------------------------------------
     39,816      28,149       38,928        7,436      10,974       6,566       81,935        77,202        23,967
------------------------------------------------------------------------------------------------------------------


     71,634      26,611       30,074       12,118      18,744       5,502       92,896        82,760        23,782
------------------------------------------------------------------------------------------------------------------


  $ 181,035   $ 149,648    $  57,069    $  84,948   $  61,079     $14,162    $ 340,819     $ 166,558     $   25,887
===================================================================================================================

                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)




                                                         AGGRESSIVE ASSET ALLOCATION                  INTERNATIONAL SMALL CAP
                                                                 SUB-ACCOUNT                                 SUB-ACCOUNT
                                                         -----------------------------------------------------------------------

                                                           YEAR ENDED     YEAR ENDED    PERIOD ENDED*   YEAR ENDED      YEAR ENDED
                                                            DEC. 31/98    DEC. 31/97     DEC. 31/96     DEC. 31/98      DEC. 31/97
                                                         -------------------------------------------------------------------------
Net investment income:
   Dividend income                                          $   312,103   $   140,784   $    11,072    $     5,687    $       212
                                                            ---------------------------------------------------------------------

Realized and unrealized gain (loss) on investments:
   Realized and unrealized gain (loss) from security
     transactions:                                              210,791       226,753        79,723      3,812,286        206,034
       Proceeds from sales                                      181,226       204,492        82,946      3,842,577        203,025
                                                            ---------------------------------------------------------------------
       Cost of securities sold                                   29,565        22,261        (3,223)       (30,291)         3,009
                                                            ---------------------------------------------------------------------
   Net realized gain (loss)

   Unrealized appreciation (depreciation) of investments:
       Beginning of year                                        164,721        43,313            --        (39,080)            --
       End of year                                              343,898       164,721        43,313        201,045        (39,080)
                                                            ---------------------------------------------------------------------
   Net unrealized appreciation (depreciation) during
     the year                                                   179,177       121,408        43,313        240,125        (39,080)
                                                            ---------------------------------------------------------------------

Net realized and unrealized gain (loss) on
   investments                                                  208,742       143,669        40,090        209,834        (36,071)
                                                            ---------------------------------------------------------------------

Net increase (decrease) in net assets derived from
   operations                                               $   520,845   $   284,453   $    51,162    $   215,521    $   (35,859)
                                                            =====================================================================


* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

     BLUE CHIP GROWTH      SCIENCE & TECHNOLOGY SUB-       PILGRAM BAXTER                   SMALL/MID
       SUB-ACCOUNT               ACCOUNT                     SUB-ACCOUNT                   CAP SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------

 YEAR ENDED  YEAR ENDED   YEAR ENDED    PERIOD ENDED**    YEAR ENDED  PERIOD ENDED**  YEAR ENDED   PERIOD ENDED**
 DEC. 31/98  DEC. 31/97   DEC. 31/98    DEC. 31/97        DEC. 31/98  DEC. 31/97      DEC. 31/98    DEC. 31/97
$   98,459   $ 104,304    $        --    $  16,815        $     --    $     --        $            $   --
----------------------------------------------------------------------------------------------------------------

   933,491     121,709      7,343,188      457,533         341,421      37,770        341,669     52,379
   796,180     128,505      7,715,056      477,311         359,211      36,070        302,630     43,433
----------------------------------------------------------------------------------------------------------------
   137,311      (6,796)      (371,868)     (19,778)        (17,790)      1,700         39,039      8,946
----------------------------------------------------------------------------------------------------------------




   239,380          --        (62,464)          --         (18,510)         --         (4,182)        --
 1,759,946     239,382      1,460,009      (62,465)         75,390     (18,510)       830,276     (4,182)
----------------------------------------------------------------------------------------------------------------
 1,520,566     239,382      1,522,473      (62,465)         93,900     (18,510)       834,458     (4,182)
----------------------------------------------------------------------------------------------------------------


 1,657,877     232,586      1,150,605      (82,243)         76,110     (16,810)       873,497      4,764
----------------------------------------------------------------------------------------------------------------


$1,756,336   $ 336,890    $ 1,150,605    $ (65,428)       $ 76,110    $(16,810)   $   873,497    $ 4,764
================================================================================================================

   WORLDWIDE GROWTH
    CAP SUB-ACCOUNT
---------------------------
 YEAR ENDED   PERIOD ENDED*
 DEC. 31/98     DEC. 31/97

   5,574    $     2,704
-----------------------

 884,820         40,572
 870,108         38,790
-----------------------
  14,712          1,782
-----------------------




(4,391)            --
14,109         (4,391)
-----------------------
18,500         (4,391)
-----------------------


33,212         (2,609)
-----------------------


  38,786    $     95
=======================

                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)





                                                           GLOBAL                                                       VALUE
                                                     EQUITY SUB-ACCOUNT            GROWTH SUB-ACCOUNT                SUB-ACCOUNT
                                          ------------------------------------------------------------------------------------------

                                                 YEAR ENDED  PERIOD ENDED**  YEAR ENDED  PERIOD ENDED**  YEAR ENDED   PERIOD ENDED**
                                                 DEC. 31/98    DEC. 31/97    DEC. 31/98    DEC. 31/97    DEC. 31/98     DEC. 31/97
                                          ------------------------------------------------------------------------------------------
Net investment income:
   Dividend income                             $    167,578    $     --    $    95,683   $         --   $    117,791    $   33,133
                                               -----------------------------------------------------------------------------------

Realized and unrealized gain (loss) on
      investments:
   Realized and unrealized gain (loss) from
     security transactions:
       Proceeds from sales                       14,996,508       6,150      1,586,113          9,760        539,843        28,449
       Cost of securities sold                   15,031,676       5,777      1,462,588          8,653        517,327        25,668
                                               -----------------------------------------------------------------------------------
   Net realized gain (loss)                         (35,168)        373        123,525          1,107         22,516         2,781
                                               -----------------------------------------------------------------------------------

   Unrealized appreciation (depreciation) of
       investments:
       Beginning of year                             32,115          --         15,489             --        (20,774)           --
       End of year                                  246,571      32,115        482,024         15,489       (250,247)      (20,774)
                                               -----------------------------------------------------------------------------------
   Net unrealized appreciation
     (depreciation) during the year                 214,456      32,115        466,535         15,489       (229,473)      (20,774)
                                               -----------------------------------------------------------------------------------

Net realized and unrealized gain (loss) on
   investments                                      179,288      32,488        590,060         16,596       (206,957)      (17,993)
                                               -----------------------------------------------------------------------------------

Net increase (decrease) in net assets
derived
   from operations                             $    346,866    $ 32,488    $   685,743   $     16,596   $    (89,166)   $   15,140
                                               ===================================================================================


* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

INTERNATIONAL GROWTH AND INCOME                                                                    Global
         SUB-ACCOUNT                   High Yield                 Strategic Bond               Government Bond
                                      Sub-Account                   Sub-Account                  Sub-Account
----------------------------- ----------------------------------------------------------------------------------------

 YEAR ENDED    PERIOD ENDED**   YEAR ENDED   PERIOD ENDED**   YEAR ENDED   PERIOD ENDED**   YEAR ENDED   PERIOD ENDED***
 DEC. 31/98      DEC. 31/97     DEC. 31/98     DEC. 31/97     DEC. 31/98     DEC. 31/97     DEC. 31/98     DEC. 31/97
-----------------------------------------------------------------------------------------------------------------------

$    51,082    $      --      $   151,912    $  39,931       $  86,088     $        --     $    27,334       $     --
------------------------------------------------------------------------------------------------------------------------
  7,091,488       18,809        2,330,540      347,712         556,779          18,384         370,605          3,662
  7,095,830       18,622        2,338,454      339,830         574,721          17,681         378,835          3,587
------------------------------------------------------------------------------------------------------------------------
     (4,342)         187           (7,914)       7,882         (17,942)            703          (8,230)            75
------------------------------------------------------------------------------------------------------------------------



    (39,257)          --          (13,453)          --          10,709              --           3,801             --
     47,306      (39,257)        (109,324)     (13,453)        (59,931)         10,709           6,299          3,801
------------------------------------------------------------------------------------------------------------------------
     86,563      (39,257)         (95,871)     (13,453)        (70,640)         10,709           2,498          3,801
------------------------------------------------------------------------------------------------------------------------


     82,221      (39,070)        (103,785)      (5,571)        (88,582)         11,412          (5,732)         3,876
------------------------------------------------------------------------------------------------------------------------


$   133,303    $ (39,070)     $    48,127    $  34,360       $  (2,494)    $    11,412     $    21,602    $     3,876
========================================================================================================================

        INVESTMENT
       QUALITY BOND
       SUB-ACCOUNT
---------------------------

YEAR ENDED   PERIOD ENDED*
DEC. 31/98     DEC. 31/97
---------------------------

 20,278         $        --
---------------------------
134,493               4,700
127,939               4,564
---------------------------
  6,554                 136
---------------------------



  6,089                  --
 33,941               6,089
---------------------------
 27,852               6,089
---------------------------


 34,406               6,225
---------------------------


 54,684        $      6,225
===========================

                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                 LIFESTYLE
                                                              AGGRESSIVE 1000                  LIFESTYLE
                                                               SUB-ACCOUNT             GROWTH 820 SUB-ACCOUNT
                                                        ---------------------------------------------------------

                                                        YEAR ENDED  PERIOD ENDED**  YEAR ENDED   PERIOD ENDED**
                                                        DEC. 31/98   DEC. 31/97     DEC. 31/98     DEC. 31/97
                                                        ----------------------------------------------------
Net investment income:                                  $ 168,006    $   4,916      $ 629,682     $  36,584
                                                        ----------------------------------------------------
   Dividend income

Realized and unrealized gain (loss) on
 investments:
   Realized and unrealized gain (loss) from
     security transactions:                               787,348       18,722        634,837        53,801
       Proceeds from sales                                797,310       17,881        654,079        50,741
                                                        ----------------------------------------------------
       Cost of securities sold                             (9,962)         841        (19,242)        3,060
                                                        ----------------------------------------------------

   Net realized gain (loss)

   Unrealized appreciation (depreciation) of
     investments:                                         (11,048)          --        (24,738)           --
       Beginning of year                                  (67,117)     (11,049)        90,282       (24,740)
                                                        ----------------------------------------------------
       End of year
   Net unrealized appreciation (depreciation
     during the year                                      (56,069)     (11,049)     115,020       (24,740)
                                                        ----------------------------------------------------

Net realized and unrealized gain (loss) on
   investments                                           (66,031)       (10,208)      95,778       (21,680)
                                                        ----------------------------------------------------

Net increase (decrease) in net assets derived
   from operations                                      $ 101,975    $  (5,292)     $ 725,460     $  14,904
                                                        ===================================================




                                                              LIFESTYLE
                                                             BALANCED 640
                                                             SUB-ACCOUNT
                                                    -------------------------------
                                                      YEAR ENDED   PERIOD ENDED**
                                                      DEC. 31/98     DEC. 31/97
                                                    -------------------------------
Net investment income:                               $ 189,230    $  16,038
                                                     -----------------------
   Dividend income

Realized and unrealized gain (loss) on
 investments:
   Realized and unrealized gain (loss) from
     security transactions:                            896,183      152,797
       Proceeds from sales                             898,112      147,960
                                                     -----------------------
       Cost of securities sold                          (1,929)       4,837
                                                     -----------------------
   Net realized gain (loss)

   Unrealized appreciation (depreciation) of
     investments:                                       43,780           --
       Beginning of year                                81,488       43,781
                                                     -----------------------
       End of year
   Net unrealized appreciation (depreciation
     during the year                                  37,708         43,781
                                                     -----------------------
Net realized and unrealized gain (loss) on
   investments                                         35,779         48,618
                                                     -----------------------
Net increase (decrease) in net assets derived
   from operations                                   $ 225,009    $  64,656
                                                     ======================






* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

           LIFESTYLE                      LIFESTYLE               SMALL COMPANY
         MODERATE 460                  CONSERVATIVE 280            VALUE TRUST
          SUB-ACCOUNT                    SUB-ACCOUNT               SUB-ACCOUNT                       TOTAL
------------------------------------------------------------------------------------------------------------------------------

 YEAR ENDED     PERIOD ENDED**   YEAR ENDED     PERIOD ENDED**    PERIOD ENDED***    YEAR ENDED      YEAR ENDED     YEAR ENDED
 DEC. 31/98       DEC. 31/97     DEC. 31/98       DEC. 31/97         DEC. 31/98      DEC. 31/98      DEC. 31/97     DEC. 31/96
------------------------------------------------------------------------------------------------------------------------------


$     20,025     $        842     $        552    $          9    $         --     $ 28,132,536    $ 8,330,428     $ 22,590,083
-------------------------------------------------------------------------------------------------------------------------------





     195,747            2,366           64,048             173          20,186      138,107,190      49,351,462      28,281,133
     204,400            2,372           62,423             172          23,678      134,346,562      45,853,994      26,801,043
-------------------------------------------------------------------------------------------------------------------------------
      (8,653)              (6)           1,625               1          (3,492)       3,760,628       3,497,468       1,480,090
-------------------------------------------------------------------------------------------------------------------------------



           4               --               29              --              --       33,986,145       3,720,050      11,108,413
      19,896                3            5,724              29          10,664       45,119,935      33,986,146       3,720,050
-------------------------------------------------------------------------------------------------------------------------------
      19,892                3            5,695              29          10,664       11,133,790      30,266,096      (7,388,363)
-------------------------------------------------------------------------------------------------------------------------------


      11,239               (3)           7,320              30           7,172       14,894,418      33,763,564      (5,908,273)
-------------------------------------------------------------------------------------------------------------------------------



$     31,264     $        839     $      7,872    $         39    $      7,172   $   43,026,954      $42,093,992   $ 16,681,810
===============================================================================================================================

                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                       STATEMENTS OF CHANGES IN NET ASSETS




                                                                          EMERGING GROWTH
                                                                            SUB-ACCOUNT
                                                          --------------------------------------------------

                                                           YEAR ENDED      YEAR ENDED        YEAR ENDED
                                                           DEC. 31/98      DEC. 31/97        DEC. 31/96
                                                          --------------------------------------------------

FROM OPERATIONS
Net investment income                                     $    995,471     $         --     $  7,702,014
Net realized gain (loss)                                     1,245,244        1,198,803          569,439
Net unrealized appreciation
   (depreciation) of investments
   during the period                                        (2,091,940)       8,384,375       (6,435,411)
                                                          --------------------------------------------------
Net increase (decrease) in net assets
   derived from operations                                     148,775        9,583,178        1,836,042
                                                          --------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
   Transfer of net premiums                                 12,733,443       16,038,468       22,504,630
   Transfer on death                                                --               --               --
   Transfer on terminations                                 (6,445,689)      (6,450,838)      (4,593,540)
   Transfer on policy loans                                   (218,046)        (358,214)        (610,713)
   Net interfund transfers                                  (5,805,034)      (6,440,946)         (11,484)
                                                          --------------------------------------------------
                                                               264,674        2,788,470       17,288,893
                                                          --------------------------------------------------
Net increase (decrease) in net assets                          413,449       12,371,648       19,124,935

NET ASSETS
Beginning of year                                           66,343,106       53,971,458       34,846,523
                                                          ---------------------------------------------------
End of year                                               $ 66,756,555     $ 66,343,106     $ 53,971,458
                                                          ===================================================


                                                            QUANTITATIVE EQUITY
                                                                SUB-ACCOUNT
                                                  --------------------------------------------
                                                   YEAR ENDED     YEAR ENDED       YEAR ENDED
                                                   DEC. 31/98     DEC. 31/97      DEC. 31/96
                                                  --------------------------------------------

FROM OPERATIONS
Net investment income                             $ 5,169,494    $         --     $  4,240,752
Net realized gain (loss)                            1,617,119         973,358          246,141
Net unrealized appreciation
   (depreciation) of investments
   during the period                                3,915,612       7,935,295         (760,981)
                                                  -----------    ------------     ------------
Net increase (decrease) in net assets
   derived from operations                         10,702,225       8,908,653        3,725,912
                                                  -----------    ------------     ------------
FROM CAPITAL TRANSACTIONS Additions (deductions)
  from:                                             7,242,095       7,834,132        9,633,477
   Transfer of net premiums                                --              --               --
   Transfer on death                               (3,997,775)     (4,132,053)      (2,214,864)
   Transfer on terminations                          (273,706)       (432,977)        (113,064)
   Transfer on policy loans                        (1,628,360)        (60,101)       1,337,385
   Net interfund transfers                        -----------    ------------     ------------
                                                    1,342,254       3,209,001        8,642,934
                                                  -----------    ------------     ------------

Net increase (decrease) in net assets
NET ASSETS                                           12,044,479    12,117,654       12,368,846
Beginning of year                                   40,149,248   28,031,594       15,662,748
                                                  -------------------------     ------------
End of year                                       $ 52,193,727 $ 40,149,248     $ 28,031,594
                                                  =========================     ============


* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.


          REAL ESTATE SECURITIES                                   BALANCED
                SUB-ACCOUNT                                       SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------

  YEAR ENDED      YEAR ENDED      YEAR ENDED        YEAR ENDED      YEAR ENDED     YEAR ENDED         YEAR ENDED
  DEC. 31/98      DEC. 31/97      DEC. 31/96        DEC. 31/98      DEC. 31/97     DEC. 31/96          DEC. 31/98
--------------------------------------------------------------------------------------------------------------------
$  3,092,425     $         --     $  2,776,056     $  5,710,136     $         --     $  4,478,042     $  1,051,960
     381,699          236,228           28,370          686,522          619,554          162,529          351,921


  (7,717,257)       3,664,346        1,407,029         (293,599)       5,668,002       (1,735,335)         110,113
--------------------------------------------------------------------------------------------------------------------

  (4,243,133)       3,900,574        4,211,455        6,103,059        6,287,556        2,905,236        1,513,994
--------------------------------------------------------------------------------------------------------------------



   5,859,264        5,723,061        4,465,307        7,177,808        8,963,510       10,619,657        3,364,775
          --               --               --               --          (44,313)              --               --
  (2,117,340)      (2,219,786)      (1,347,117)      (4,188,769)      (3,729,355)      (2,563,981)      (1,655,470)
     (77,402)        (369,877)         (65,858)        (150,786)        (417,435)        (355,780)         (32,638)
  (2,327,888)       1,279,970          467,823         (534,390)      (2,581,258)        (394,561)        (584,488)
--------------------------------------------------------------------------------------------------------------------
   1,336,634        4,413,368        3,520,155        2,303,863        2,191,149        7,305,335        1,092,179
--------------------------------------------------------------------------------------------------------------------
  (2,906,499)       8,313,942        7,731,610        8,406,922        8,478,705       10,210,571        2,606,173


  25,603,002       17,289,060        9,557,450       41,823,014       33,344,309       23,133,738       18,639,105
--------------------------------------------------------------------------------------------------------------------
$ 22,696,503     $ 25,603,002     $ 17,289,060     $ 50,229,936     $ 41,823,014     $ 33,344,309     $ 21,245,278
====================================================================================================================

    CAPITAL GROWTH
       BOND
      SUB-ACCOUNT
--------------------------------

  YEAR ENDED       YEAR ENDED
  DEC. 31/97       DEC. 31/96
--------------------------------
   $         --     $    864,430
          9,280          (70,812)


      1,422,776         (376,969)
--------------------------------

      1,432,056          416,649
--------------------------------



      4,146,312        4,480,626
             --               --
     (1,575,696)      (1,205,581)
       (105,540)         (27,779)
        (81,587)         685,493
--------------------------------
      2,383,489        3,932,759
--------------------------------
      3,815,545        4,349,408


     14,823,560       10,474,152
--------------------------------
   $ 18,639,105     $ 14,823,560
================================

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                 Statements of Changes in Net Assets (continued)






                                                   MONEY MARKET                                INTERNATIONAL STOCK
                                                    SUB-ACCOUNT                                    SUB-ACCOUNT
                                  -------------------------------------------------------------------------------------------------
                                    YEAR ENDED      YEAR ENDED       YEAR ENDED       YEAR ENDED       YEAR ENDED       YEAR ENDED
                                    DEC. 31/98      DEC. 31/97       DEC. 31/96       DEC. 31/98       DEC. 31/97       DEC. 31/96
                                  -------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income             $  1,481,440     $  1,159,280     $  1,505,315     $    313,529     $    209,753     $    248,736
Net realized gain (loss)                    --         (914,698)         408,810          674,744          123,497           38,857
Net unrealized appreciation
   (depreciation) of investments
   during the period                        --          914,725       (1,148,444)       1,511,476         (318,754)         350,788
                                  -------------------------------------------------------------------------------------------------
Net increase (decrease) in net
assets derived from operations       1,481,440        1,159,307          765,681        2,499,749           14,496          638,381
                                  -------------------------------------------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
   Transfer of net premiums         22,297,227       33,859,872       23,926,029        4,538,425        5,795,630        4,320,339
   Transfer on death                        --               --               --               --               --               --
   Transfer on terminations         (3,358,411)      (2,797,321)      (2,399,186)      (1,187,826)      (1,224,478)        (555,702)
   Transfer on policy loans           (384,658)        (282,014)         (34,484)         (59,954)        (106,208)         (31,389)
   Net interfund transfers         (17,755,116)     (20,937,650)     (16,858,040)        (574,437)       1,344,064        2,632,184
                                  -------------------------------------------------------------------------------------------------
                                       799,042        9,842,887        4,634,319        2,716,208        5,809,008        6,365,432
                                  -------------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets                        2,280,482       11,002,194        5,400,000        5,215,957        5,823,504        7,003,813


NET ASSETS
Beginning of year                   29,427,581       18,425,387       13,025,387       15,361,685        9,538,181        2,534,368
                                  -------------------------------------------------------------------------------------------------
End of year                       $ 31,708,063     $ 29,427,581     $ 18,425,387     $ 20,577,642     $ 15,361,685     $  9,538,181
                                  =================================================================================================


* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

     PACIFIC RIM EMERGING MARKETS SUB-
                  ACCOUNT                           EQUITY INDEX SUB-ACCOUNT                      EQUITY SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
 YEAR ENDED     YEAR ENDED    YEAR ENDED    YEAR ENDED     YEAR ENDED   PERIOD ENDED*    YEAR ENDED    YEAR ENDED    PERIOD ENDED*
 DEC. 31/98     DEC. 31/97    DEC. 31/96    DEC. 31/98     DEC. 31/97     DEC. 31/96     DEC. 31/98    DEC. 31/97     DEC. 31/96
--------------------------------------------------------------------------------------------------------------------------------


$        --    $    12,667    $  239,201    $ 1,392,501    $ 2,468,634    $  449,782    $ 3,871,537    $ 2,150,334    $   26,181
 (2,620,543)       (15,619)       69,350        603,079        453,450        16,420       (152,838)         1,786        (2,175)


  2,542,198     (2,188,130)      (21,043)     5,782,122        534,946       (46,898)    (1,767,849)       241,741       495,686
--------------------------------------------------------------------------------------------------------------------------------

    (78,345)    (2,191,082)      287,508      7,777,702      3,457,030       419,304      1,950,850      2,393,861       519,692
--------------------------------------------------------------------------------------------------------------------------------



  1,563,148      2,059,145     2,541,885     12,850,700      7,852,789     5,327,031      5,682,311      7,868,634     4,931,946
   (436,588)      (620,211)     (354,050)    (2,024,088)      (781,683)     (136,828)    (1,536,387)    (1,054,893)     (260,549)
    (15,173)       (58,638)      (25,816)      (475,140)      (721,710)           --        (34,034)       (45,576)      (65,890)
    229,348       (630,778)    1,682,204      6,006,985      3,377,661       876,961         19,738        778,412     3,345,171
--------------------------------------------------------------------------------------------------------------------------------
  1,340,735        749,518     3,844,223     16,358,457      9,727,057     6,067,164      4,131,628      7,546,577     7,950,678
--------------------------------------------------------------------------------------------------------------------------------
  1,262,390     (1,441,564)    4,131,731     24,136,159     13,184,087     6,486,468      6,082,478      9,940,438     8,470,370


  4,357,924      5,799,488     1,667,757     19,670,555      6,486,468            --     18,410,808      8,470,370            --
--------------------------------------------------------------------------------------------------------------------------------
$ 5,620,314    $ 4,357,924    $5,799,488    $43,806,714    $19,670,555    $6,486,468    $24,493,286    $18,410,808    $8,470,370
================================================================================================================================

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                 Statements of Changes in Net Assets (continued)






                                                  VALUE EQUITY                             GROWTH AND INCOME
                                                   SUB-ACCOUNT                                SUB-ACCOUNT
                               --------------------------------------------------------------------------------------------
                                 YEAR ENDED     YEAR ENDED    PERIOD ENDED*      YEAR ENDED     YEAR ENDED    PERIOD ENDED*
                                 DEC. 31/98     DEC. 31/97      DEC. 31/96       DEC. 31/98     DEC. 31/97      DEC. 31/96
                               --------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income          $    976,745    $  1,127,557    $      8,790    $  1,500,080    $    556,761    $      1,952
Net realized gain (loss)            287,480         180,373          21,325         800,716         586,565           5,162
Net unrealized appreciation
   (depreciation) of
   investments during the
   period                           218,367       1,549,982         364,883       3,851,331       2,105,562         405,558
                               --------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets derived
   from operations                1,482,592       2,857,912         394,998       6,152,127       3,248,888         412,672
                               --------------------------------------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
   Transfer of net premiums       3,243,426       4,090,507       3,266,118       6,862,398       7,079,242       2,527,210
   Transfer on death                     --              --              --              --              --              --
   Transfer on terminations      (1,437,923)       (793,110)       (147,201)     (1,576,405)       (910,308)        (98,012)
   Transfer on policy loans         (98,668)        (69,774)        (36,263)        (46,701)        (76,204)        (13,676)
   Net interfund transfers          563,898       3,108,426       2,150,892       2,330,998       4,479,340       2,756,146
                               --------------------------------------------------------------------------------------------
                                  2,270,733       6,336,049       5,233,546       7,570,290      10,572,070       5,171,668
                               --------------------------------------------------------------------------------------------
Net increase (decrease) in
  net assets                      3,753,325       9,193,961       5,628,544      13,722,417      13,820,958       5,584,340


NET ASSETS
Beginning of year                14,822,505       5,628,544              --      19,405,298       5,584,340              --
                               --------------------------------------------------------------------------------------------
End of year                    $ 18,575,830    $ 14,822,505    $  5,628,544    $ 33,127,715    $ 19,405,298    $  5,584,340
                               ============================================================================================


* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

              U.S. GOVERNMENT                           CONSERVATIVE ASSET                       MODERATE ASSET
                SECURITIES                                  ALLOCATION                             ALLOCATION
                SUB-ACCOUNT                                SUB-ACCOUNT                            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
  YEAR ENDED   YEAR ENDED   PERIOD ENDED*  YEAR ENDED    YEAR ENDED   PERIOD ENDED*  YEAR ENDED    YEAR ENDED   PERIOD ENDED*
  DEC. 31/98   DEC. 31/97    DEC. 31/96    DEC. 31/98    DEC. 31/97    DEC. 31/96    DEC. 31/98    DEC. 31/97    DEC. 31/96
---------------------------------------------------------------------------------------------------------------------------

$   109,401   $   123,037   $    26,995   $    72,830   $    42,335   $     8,660   $   247,923   $    83,798   $     2,105
     31,818        (1,538)       (8,854)        4,682         7,770        (1,064)       10,961         5,558          (185)


     39,816        28,149        38,928         7,436        10,974         6,566        81,935        77,202        23,967
---------------------------------------------------------------------------------------------------------------------------

    181,035       149,648        57,069        84,948        61,079        14,162       340,819       166,558        25,887
---------------------------------------------------------------------------------------------------------------------------



    664,545       745,345       757,201       176,976       334,314       143,807       895,345       692,412       348,167
   (154,411)     (221,531)      (35,748)      (52,005)      (34,376)      (33,413)     (208,435)     (104,738)      (25,611)
    (32,573)      (50,875)      (30,576)           --            --            --        (7,332)         (346)           --
    423,298       (76,765)      929,361        46,253       (37,686)      246,043       230,395       588,790       183,575
---------------------------------------------------------------------------------------------------------------------------
    900,859       396,174     1,620,238       171,224       262,252       356,437       909,973     1,176,118       506,131
---------------------------------------------------------------------------------------------------------------------------
  1,081,894       545,822     1,677,307       256,172       323,331       370,599     1,250,792     1,342,676       532,018


  2,223,129     1,677,307            --       693,930       370,599            --     1,874,694       532,018            --
---------------------------------------------------------------------------------------------------------------------------
$ 3,305,023   $ 2,223,129   $ 1,677,307   $   950,102   $   693,930   $   370,599   $ 3,125,486   $ 1,874,694   $   532,018
===========================================================================================================================

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                 Statements of Changes in Net Assets (continued)






                                     AGGRESSIVE ASSET ALLOCATION             INTERNATIONAL SMALL CAP    BLUE CHIP GROWTH
                                             SUB-ACCOUNT                           SUB-ACCOUNT            SUB-ACCOUNT
                               ---------------------------------------------------------------------------------------------
                               YEAR ENDED     YEAR ENDED  PERIOD ENDED* YEAR ENDED   YEAR ENDED     YEAR ENDED    YEAR ENDED
                               DEC. 31/98     DEC. 31/97   DEC. 31/96   DEC. 31/98   DEC. 31/97     DEC. 31/98    DEC. 31/97
                               ---------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income          $  312,103    $  140,784    $ 11,072    $    5,687    $      212    $    98,459    $  104,304
Net realized gain (loss)           29,565        22,261      (3,223)      (30,291)        3,009        137,311        (6,796)
Net unrealized appreciation
   (depreciation) of
   investments during
   the period                     179,177       121,408      43,313       240,125       (39,080)     1,520,566       239,382
                               ---------------------------------------------------------------------------------------------
Net increase (decrease)
   in net assets derived
   from operations                520,845       284,453      51,162       215,521       (35,859)     1,756,336       336,890
                               ---------------------------------------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
   Transfer of net premiums       953,535     1,008,793     387,073       923,655       609,617      3,950,204     1,748,929
   Transfer on death                   --            --          --            --            --             --            --
   Transfer on terminations      (257,332)     (143,026)    (58,999)      (94,819)      (48,039)      (422,824)     (152,046)
   Transfer on policy loans        (9,000)       (2,986)         --       (11,877)       (2,873)       (27,578)       (5,593)
   Net interfund transfers        193,464       263,513     434,224       258,711       879,398      1,683,424     1,850,202
                               ---------------------------------------------------------------------------------------------
                                  880,667     1,126,294     762,298     1,075,670     1,438,103      5,183,226     3,441,492
                               ---------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets                   1,401,512     1,410,747     813,460     1,291,191     1,402,244      6,939,562     3,778,382


NET ASSETS
Beginning of year               2,224,207       813,460          --     1,402,244            --      3,778,382            --
                               =============================================================================================
End of year                    $3,625,719    $2,224,207    $813,460    $2,693,435    $1,402,244    $10,717,944    $3,778,382
                               =============================================================================================

* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998

See accompanying notes.

     SCIENCE & TECHNOLOGY             PILGRAM BAXTER GROWTH                                              WORLDWIDE GROWTH
         SUB-ACCOUNT                       SUB-ACCOUNT               SMALL/MID CAP SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
  YEAR ENDED    PERIOD ENDED**     YEAR ENDED     PERIOD ENDED**     YEAR ENDED     PERIOD ENDED**     YEAR ENDED    PERIOD ENDED**
  DEC. 31/98      DEC. 31/97       DEC. 31/98       DEC. 31/97       DEC. 31/98       DEC. 31/97       DEC. 31/98      DEC. 31/97
----------------------------------------------------------------------------------------------------------------------------------
$        --      $    16,815      $        --      $        --      $        --      $        --      $     5,574      $     2,704
   (371,868)         (19,778)         (17,790)           1,700           39,039            8,946           14,712            1,782


  1,522,473          (62,465)          93,900          (18,510)         834,458           (4,182)          18,500           (4,391)
----------------------------------------------------------------------------------------------------------------------------------

  1,150,605          (65,428)          76,110          (16,810)         873,497            4,764           38,786               95
----------------------------------------------------------------------------------------------------------------------------------



  1,150,664          361,963          515,555          141,492        1,769,196          757,544          396,653          143,932
          -                -                -                -                -                -                -                -
    (90,696)         (21,603)         (58,953)          (7,886)        (173,727)         (32,683)         (41,648)          (4,603)
    (13,553)            (904)         (11,158)              --           (9,934)            (269)          (6,172)          (1,290)
  1,674,262          791,001          520,806          444,653        1,932,598          742,521          377,034          177,277
----------------------------------------------------------------------------------------------------------------------------------
  2,720,677        1,130,457          966,250          578,259        3,518,133        1,467,113          725,867          315,316
----------------------------------------------------------------------------------------------------------------------------------
  3,871,282        1,065,029        1,042,360          561,449        4,391,630        1,471,877          764,653          315,411


  1,065,029               --          561,449               --        1,471,877               --          315,411               --
==================================================================================================================================
$ 4,936,311      $ 1,065,029      $ 1,603,809      $   561,449      $ 5,863,507      $ 1,471,877      $ 1,080,064      $   315,411
==================================================================================================================================

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                 Statements of Changes in Net Assets (continued)





                                         GLOBAL EQUITY SUB-ACCOUNT          GROWTH SUB-ACCOUNT              VALUE SUB-ACCOUNT
                                        --------------------------------------------------------------------------------------------
                                        YEAR ENDED    PERIOD ENDED**    YEAR ENDED   PERIOD ENDED**    YEAR ENDED     PERIOD ENDED**
                                        DEC. 31/98      DEC. 31/97      DEC. 31/98     DEC. 31/97      DEC. 31/98       DEC. 31/97
                                        --------------------------------------------------------------------------------------------

FROM OPERATIONS
Net investment income                   $   167,578     $        --    $    95,683     $        --    $   117,791     $    33,133
Net realized gain (loss)                    (35,168)            373        123,525           1,107         22,516           2,781
Net unrealized appreciation
   (depreciation) of investments
   during the period                        214,456          32,115        466,535          15,489       (229,473)        (20,774)
                                        --------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
   derived from operations                  346,866          32,488        685,743          16,596        (89,166)         15,140
                                        --------------------------------------------------------------------------------------------

FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
   Transfer of net premiums               1,830,508         697,468      3,294,658         470,000      1,600,753         346,369
   Transfer on death                             --              --             --              --             --              --
   Transfer on terminations                (146,797)        (22,616)      (107,258)        (29,691)      (117,194)        (21,998)
   Transfer on policy loans                  (6,447)           (283)       (38,221)         (2,329)       (12,965)         (1,030)
   Net interfund transfers                  750,096         761,527      1,662,737         794,709      1,104,824         742,495
                                        --------------------------------------------------------------------------------------------
                                          2,427,360       1,436,096      4,811,916       1,232,689      2,575,418       1,065,836
                                        --------------------------------------------------------------------------------------------
Net increase (decrease) in net assets     2,774,226       1,468,584      5,497,659       1,249,285      2,486,252       1,080,976


NET ASSETS
Beginning of year                         1,468,584              --      1,249,285              --      1,080,976              --
                                        --------------------------------------------------------------------------------------------
End of year                             $ 4,242,810     $ 1,468,584    $ 6,746,944     $ 1,249,285    $ 3,567,228     $ 1,089,976
                                        ============================================================================================

* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998


See accompanying notes.

 INTERNATIONAL GROWTH AND INCOME                                                                       GLOBAL GOVERNMENT BOND
          SUB-ACCOUNT                  HIGH YIELD SUB-ACCOUNT          STRATEGIC BOND SUB-ACCOUNT            SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
   YEAR ENDED     PERIOD ENDED**     YEAR ENDED    PERIOD ENDED**     YEAR ENDED     PERIOD ENDED**   YEAR ENDED      PERIOD ENDED**
   DEC. 31/98       DEC. 31/97       DEC. 31/98      DEC. 31/97       DEC. 31/98       DEC. 31/97      DEC. 31/98       DEC. 31/97
------------------------------------------------------------------------------------------------------------------------------------

  $    51,082      $        --      $   151,912      $    39,931      $    86,088      $        --     $    27,334      $        --
       (4,342)             187           (7,914)           7,882          (17,942)             703          (8,230)              75


       86,563          (39,257)         (95,871)         (13,453)         (70,640)          10,709           2,498            3,801
------------------------------------------------------------------------------------------------------------------------------------

      133,303          (39,070)          48,127           34,360           (2,494)          11,412          21,602            3,876
------------------------------------------------------------------------------------------------------------------------------------



      515,640          744,217          943,552          276,881        1,272,907          273,501         143,923           58,746
           --               --               --               --               --               --              --               --
      (50,349)          (9,912)        (111,555)         (31,310)        (103,790)         (11,295)        (17,835)          (2,335)
       (2,253)              --           (7,304)          (6,696)         (10,279)            (504)         (6,107)              --
       23,545           90,093          158,145          797,757        1,091,881          380,876         277,425          161,473
------------------------------------------------------------------------------------------------------------------------------------
      486,583          824,398          982,838        1,036,632        2,250,719          642,578         397,406          217,884
------------------------------------------------------------------------------------------------------------------------------------
      619,886          785,328        1,030,965        1,070,992        2,248,225          653,990         419,008          221,760


      785,328               --        1,070,992               --          653,990               --         221,760               --
------------------------------------------------------------------------------------------------------------------------------------
  $ 1,405,214      $   785,328      $ 2,101,957      $ 1,070,992      $ 2,902,215      $   653,990     $   640,768      $   221,760
====================================================================================================================================

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                 Statements of Changes in Net Assets (continued)




                                        INVESTMENT QUALITY BOND SUB-   LIFESTYLE AGGRESSIVE 1000 SUB-    LIFESTYLE GROWTH 820 SUB-
                                                 ACCOUNT                        ACCOUNT                          ACCOUNT
                                       ---------------------------------------------------------------------------------------------
                                        YEAR ENDED    PERIOD ENDED**    YEAR ENDED     PERIOD ENDED**   YEAR ENDED    PERIOD ENDED**
                                        DEC. 31/98      DEC. 31/97      DEC. 31/98       DEC. 31/97     DEC. 31/98      DEC. 31/97
                                       ---------------------------------------------------------------------------------------------

FROM OPERATIONS
Net investment income                  $     20,278    $         --    $    168,006     $      4,916   $    629,682    $     36,584
Net realized gain (loss)                      6,554             136          (9,962)             841        (19,242)          3,060
Net unrealized appreciation
   (depreciation) of investments
   during the period                         27,852           6,089         (56,069)         (11,049)       115,020         (24,740)
                                       ---------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
   derived from operations                   54,684           6,225         101,975           (5,292)       725,460          14,904
                                       ---------------------------------------------------------------------------------------------


FROM CAPITAL TRANSACTIONS
Additions (deductions) from:
   Transfer of net premiums                 443,446          75,411       1,299,712          421,769      7,009,770       2,011,046
   Transfer on death                             --              --              --               --             --              --
   Transfer on terminations                 (45,715)         (3,321)       (258,375)         (47,502)      (827,050)        (85,509)
   Transfer on policy loans                 (46,096)             --         (26,714)          (3,766)      (176,891)           (826)
   Net interfund transfers                  762,855         182,692         316,522        2,063,763      3,867,109       3,319,383
                                       ---------------------------------------------------------------------------------------------
                                          1,114,490         254,782       1,331,145        2,434,264      9,872,938       5,244,094
                                       ---------------------------------------------------------------------------------------------
Net increase (decrease) in net assets     1,169,174         261,007       1,433,120        2,428,972     10,598,398       5,258,998


NET ASSETS
Beginning of year                           261,007              --       2,428,972               --      5,258,998              --
                                       ---------------------------------------------------------------------------------------------
End of year                            $  1,430,181    $    261,007    $  3,862,092     $  2,428,972   $ 15,857,396    $  5,258,998
                                       =============================================================================================

* Reflects the period from commencement of operations February 14, 1996 through December 31, 1996

** Reflects the period from commencement of operations May 1, 1997 through December 31, 1997

*** Reflects the period from commencement of operations May 1, 1998 through December 31, 1998


See accompanying notes

                                                                                                                   SMALL COMPANY
      LIFESTYLE BALANCED 640                 LIFESTYLE MODERATE 460              LIFESTYLE CONSERVATIVE 280         VALUE TRUST
           SUB-ACCOUNT                            SUB-ACCOUNT                           SUB-ACCOUNT                 SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
    YEAR ENDED      PERIOD ENDED**        YEAR ENDED      PERIOD ENDED**        YEAR ENDED       PERIOD ENDED**   PERIOD ENDED***
    DEC. 31/98        DEC. 31/97          DEC. 31/98        DEC. 31/97          DEC. 31/98         DEC. 31/97        DEC. 31/98
-----------------------------------------------------------------------------------------------------------------------------------

  $     189,230      $      16,038      $      20,025      $         842      $         552      $           9      $          --
         (1,929)             4,837             (8,653)                (6)             1,625                  1             (3,492)


         37,708             43,781             19,892                  3              5,695                 29             10,664
-----------------------------------------------------------------------------------------------------------------------------------

        225,009             64,656             31,264                839              7,872                 39              7,172
-----------------------------------------------------------------------------------------------------------------------------------



      2,223,707            568,684            287,313             92,570             35,078                150            183,290
             --                 --                 --                 --                 --                 --                 --
       (520,437)          (122,871)           (25,583)            (2,513)            (3,934)              (224)            (6,126)
        (28,495)                --                 --                 --                 --                 --                 --
      1,672,788          1,613,028            282,970             11,484             67,660              1,376            182,269
-----------------------------------------------------------------------------------------------------------------------------------
      3,347,563          2,058,841            544,700            101,541             98,804              1,302            359,433
-----------------------------------------------------------------------------------------------------------------------------------
      3,572,572          2,123,497            575,964            102,380            106,676              1,341            366,605


      2,123,497                 --            102,380                 --              1,341                 --                 --
-----------------------------------------------------------------------------------------------------------------------------------
  $   5,696,069      $   2,123,497      $     678,344      $     102,380      $     108,017      $       1,341      $     366,605
===================================================================================================================================


                         TOTAL
-----------------------------------------------------
    YEAR ENDED         YEAR ENDED        YEAR ENDED
    DEC. 31/98         DEC. 31/97        DEC. 31/96
-----------------------------------------------------

  $  28,132,536      $   8,330,428      $  22,590,083
      3,760,628          3,497,468          1,480,090


     11,133,790         30,266,096         (7,388,363)
-----------------------------------------------------

     43,026,954         42,093,992         16,681,810
-----------------------------------------------------



    125,895,605        123,892,455        100,180,503
             --            (44,313)                --
    (33,859,519)       (27,451,360)       (16,030,382)
     (2,357,855)        (3,124,737)        (1,411,288)
       (497,675)           179,113            463,377
-----------------------------------------------------
     89,180,556         93,451,158         83,202,210
-----------------------------------------------------
    132,207,510        135,545,150         99,884,020


    346,331,293        210,786,143        110,902,123
-----------------------------------------------------
  $ 478,538,803      $ 346,331,293      $ 210,786,143
=====================================================

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                          Notes to Financial Statements

                                December 31, 1998



1. ORGANIZATION

Separate Account Three of The Manufacturers Life Insurance Company of America (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended. The Separate Account is comprised of investment sub-accounts available for allocation of net premiums under single premium variable life and variable universal life insurance policies (the "Policies") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"). The Separate Account was established by Manufacturers Life of America, a life insurance company organized in 1983 under Michigan law. Manufacturers Life of America is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian mutual life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Equity Index Fund, Equity, Value Equity, Growth and Income, U.S. Government Securities, Conservative Asset Allocation, Moderate Asset Allocation, and Aggressive Asset Allocation Trusts were added to the Separate Account on February 14, 1996 as investment options for variable universal life policy holders of Manufacturers Life of America.

The International Small Cap and Blue Chip Growth Trusts was added to the Separate Account on January 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America. The Science & Technology, Pilgram Baxter Growth, Small/Mid Cap, Worldwide Growth, Global Equity, Growth, Value, International Growth and Income, High Yield, Strategic Bond, Global Government Bond, Investment Quality Bond, Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, and Lifestyle Conservative 280 Trusts were added to the Separate Account on May 1, 1997 as investment options for variable universal life policy holders of Manufacturers Life of America. The Small Company Value Trust was added to the Separate Account on May 1, 1998.

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                    Notes to Financial Statements (continued)



1. ORGANIZATION (CONTINUED)

Manufacturers Life of America is the legal owner of the Separate Account. Manufacturers Life of America is required to maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable policies are general corporate obligations of Manufacturers Life of America.

Additional assets are held in Manufacturers Life of America's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in preparation of its financial statements:

a. Valuation of Investments - Investments are made among thirty-six Trusts of Manufacturers Investment Trust and are valued at the reported net asset values of these Trusts. Transactions are recorded on the trade date. Net investment income and net realized gains on investments in Manufacturers Investment Trust are reinvested.

b. Realized gains and losses on the sale of investments are computed on the first-in, first-out basis.

c.   Dividend income is recorded on the ex-dividend date.

d. Federal Income Taxes - Manufacturers Life of America, the Separate Account's sponsor, is taxed as a "life insurance company" under the Internal Revenue Code. Under these provisions of the Code, the operations of the Separate Account form part of the sponsor's total operations and are not taxed separately.

The current year's operations of the Separate Account are not expected to affect the sponsor's tax liabilities and, accordingly, no charges were made against the Separate Account for federal, state and local taxes. However, in the future, should the sponsor incur significant tax liabilities related to the Separate Account's operations, it intends to make a charge or establish a provision within the Separate Account for such taxes.

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

4. PURCHASES AND SALES OF MANUFACTURERS INVESTMENT TRUST SHARES

Purchases and sales of the shares of common stock of Manufacturers Investment Trust for the year ended December 31, 1998 were $255,373,727 and $138,107,190, respectively, and for the year ended December 31, 1997 were $152,223,137 and $49,351,462, respectively.

5. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. Registered representatives are compensated on a commission basis.

Manufacturers Life of America has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, Manufacturers Life of America pays for legal, actuarial, investment and certain other administrative services.

                       CONSOLIDATED FINANCIAL STATEMENTS
                        THE MANUFACTURERS LIFE INSURANCE
                               COMPANY OF AMERICA

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors..................................................
Audited Consolidated Financial Statements.......................................
     Consolidated Balance Sheets................................................
     Consolidated Statements of Income..........................................
     Consolidated Statements of Changes in Capital And Surplus..................
     Consolidated Statements of Cash Flows......................................
Notes to Consolidated Financial Statements......................................

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Manufacturers Life Insurance Company of America

We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company of America as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company of America at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


Philadelphia, Pennsylvania
March 15, 1999

                                                               Ernst & Young LLP

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ thousands)
ASSETS                                                                       1998                     1997
INVESTMENTS:
Securities available-for-sale, at fair value: (note 3)
   Fixed maturity (amortized cost: 1998 $45,248; 1997 $66,565)         $   49,254               $   67,893
   Equity (cost: 1998 $ 19,219;  1997 $20,153)                             20,524                   19,460
Short-term investments                                                        459                    2,130
Policy loans                                                               19,320                   14,673
TOTAL INVESTMENTS                                                      $   89,557               $  104,156
Cash and cash equivalents                                              $   23,789               $   19,882
Deferred acquisition costs (note 5)                                       163,506                  130,355
Income taxes recoverable                                                    2,665                    5,679
Other assets                                                                9,062                    9,495
Separate account assets                                                 1,075,231                  897,044
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $1,363,810               $1,166,611
==========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS                                             1998                     1997
----------------------------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                  $   60,830               $   94,477
Notes payable (note 7)                                                          -                   41,500
Due to affiliates                                                           5,133                   13,943
Deferred income taxes (note 6)                                                763                    1,174
Other liabilities                                                          18,656                   11,704
Separate account liabilities                                            1,075,231                  897,044
TOTAL LIABILITIES                                                      $1,160,613               $1,059,842
==========================================================================================================
CAPITAL AND SURPLUS:
Common shares (note 8)                                                 $    4,502               $    4,502
Preferred shares (note 8)                                                  10,500                   10,500
Contributed surplus                                                       193,096                   98,569
Retained earnings (deficit)                                                (2,664)                  (1,910)
Accumulated other comprehensive income (loss)                              (2,237)                  (4,892)
TOTAL CAPITAL AND SURPLUS                                              $  203,197               $  106,769
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                 $1,363,810               $1,166,611
==========================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                            1998            1997            1996
-------------------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                                        $  9,290        $  8,607        $ 12,898
     Consideration paid on reinsurance terminated (note 10)           (40,975)             --              --
     Fee income                                                        54,547          38,682          40,434
     Net investment income (note 3)                                     6,128           8,275          19,651
     Realized investment gains (losses)                                  (206)            118            (119)
     Other                                                              1,082             544             668
-------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                        $ 29,866        $ 56,226        $ 73,532
-------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES:
     Policyholder benefits and claims                                $ 16,541        $  6,733        $ 14,473
     Reduction of reserves on reinsurance terminated (note 10)        (40,975)             --              --
     Operating costs and expenses                                      41,676          41,742          34,581
     Commissions                                                        2,561           2,838          10,431
     Amortization of deferred acquisition costs (note 5)                9,266           4,860          13,240
     Interest expense                                                   1,722           2,750          12,251
     Policyholder dividends                                               221           1,416             872
-------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                            31,012          60,339          85,848
-------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                               (1,146)         (4,113)        (12,316)
-------------------------------------------------------------------------------------------------------------
INCOME TAX BENEFIT (NOTE 6)                                               392             477           3,909
-------------------------------------------------------------------------------------------------------------
NET LOSS                                                             $   (754)       $ (3,636)       $ (8,407)
-------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                             ACCUMULATED
                                                                             RETAINED           OTHER             TOTAL
  FOR THE YEARS ENDED DECEMBER 31             CAPITAL       CONTRIBUTED      EARNINGS       COMPREHENSIVE      CAPITAL AND
  ($ thousands)                                STOCK          SURPLUS        (DEFICIT)      INCOME (LOSS)        SURPLUS
  ------------------------------------------------------------------------------------------------------------------------
  Balance at January 1, 1996                 $  15,002       $  83,569       $  10,133        $   1,816        $ 110,520
  Issuance of shares                                --          15,000              --               --           15,000
  Comprehensive income (loss) (note 2)              --              --          (8,407)            (483)          (8,890)
  ------------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1996                 $  15,002       $  98,569       $   1,726        $   1,333        $ 116,630
  Comprehensive income (loss) (note 2)              --              --          (3,636)          (6,225)          (9,861)
  ------------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1997                 $  15,002       $  98,569       $  (1,910)       $  (4,892)       $ 106,769
  Capital contribution (note 8)                     --          94,527              --               --           94,527
  Comprehensive income (loss) (note 2)              --              --            (754)           2,655            1,901
  ------------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1998                 $  15,002       $ 193,096       $  (2,664)       $  (2,237)       $ 203,197
  ========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                                        1998           1997           1996
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Loss                                                                        $    (754)     $  (3,636)     $  (8,407)
Adjustments to reconcile net loss to net cash used in operating activities:
     Additions (deductions)  to policy liabilities and accruals                   (36,217)        (2,147)         3,287
     Deferred acquisition costs                                                   (43,065)       (33,544)       (36,024)
     Amortization of deferred acquisition costs                                     9,266          4,860         13,240
     Realized (gains) losses on investments                                           206           (118)           119
     Decreases (increases) to deferred  income taxes                               (1,796)         2,730            777
     Other                                                                          3,067          7,144          6,540
-----------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                           $ (69,293)     $ (24,711)     $ (20,468)
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed maturity securities sold                                                  $  27,852      $  73,772      $ 120,234
Fixed maturity securities purchased                                                (6,429)       (89,763)      (108,401)
Equity securities sold                                                              8,555         10,586         25,505
Equity securities purchased                                                        (8,082)       (11,289)       (22,203)
Mortgage loans repaid                                                                  --            514          6,669
Net change in short-term investments                                                1,671          4,558         (2,992)
Net policy loans advanced                                                          (4,647)        (4,851)        (2,867)
Guaranteed annuity contracts                                                           --        171,691        (16,356)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by investing activities                                           $  18,920      $ 155,218      $   2,581
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Receipts from variable life and annuity policies
     credited to policyholder account balances                                  $   7,981      $   7,582      $   5,493
Withdrawals of policyholder account balances on
     variable life and annuity policies                                            (5,410)        (3,252)        (2,994)
Bonds payable repaid                                                                   --       (158,760)            --
Issuance of shares                                                                     --             --         15,000
Issuance of promissory note                                                            --         33,000             --
Capital Contribution                                                               51,709             --             --
-----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                                 $  54,280      $(121,430)     $  17,499
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year                                                 3,907          9,077         (3,380)
Balance, beginning of year                                                         19,882         10,805         14,185
-----------------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                            $  23,789      $  19,882      $  10,805
=======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                            (IN THOUSANDS OF DOLLARS)

1.       ORGANIZATION

         The Manufacturers Life Insurance Company of America (the "Company") is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"), which is in turn an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian-based mutual life insurance company. The Company markets variable annuity and variable life products in the United States and traditional insurance products in Taiwan.

         On December 31, 1996, ManUSA transferred to the Company all of the common and preferred shares of Manulife Holding Corporation ("Holdco"), an investment holding company. The Company then transferred all the common and preferred shares of Manufacturers Adviser Corporation ("MAC") to Holdco for two shares of $1 common stock of Holdco. Holdco has primarily three wholly-owned subsidiaries, ManEquity Inc., a registered broker/dealer, MAC, an investment fund management company, and Manulife Capital Corporation ("MCC"), an investment holding company.

         In October 1997, the Manufacturers Life Mortgage Securities Corporation ("MLMSC"), a subsidiary of Holdco, was absorbed into Holdco subsequent to the maturity and repayment of the mortgage-backed US dollar bonds. All assets and liabilities of MLMSC were transferred to Holdco at their respective book values.

         These transfers have been accounted for using the pooling-of-interests method of accounting. Under this method, the assets, liabilities, capital and surplus, revenues and expenses of each separate entity are combined retroactively at their historical carrying values to form the financial statements of the Company for all periods presented to give effect to the reorganization as if the structure in place at December 31, 1996 had been in place as of the earliest period presented in these consolidated financial statements. The accounts of all subsidiary companies are therefore combined and all significant intercompany balances and transactions are eliminated on combination. In addition, the capital and surplus of the Company has been restated retroactively to reflect the capital structure in place at December 31, 1996.

         The revenues and net income reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are as follows:

         FOR THE YEAR ENDED DECEMBER 31
                  ($ thousands)                          1996
                  -------------------------------------------
                  Revenue:
                    ManAmerica                       $ 54,404
                    Holdco                             15,543
                    MAC                                 3,585
                  -------------------------------------------
                  TOTAL REVENUE                      $ 73,532
                  -------------------------------------------
                  Net Income (loss):
                    ManAmerica                       $ (8,676)
                    Holdco                               (670)
                    MAC                                   939
                  -------------------------------------------
                  TOTAL NET LOSS                     $ (8,407)
                  ===========================================


2.       SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

         The accompanying consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles ("GAAP").

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

         Certain reclassifications have been made to 1997 and 1996 financial information to conform to the 1998 presentation.

      b) RECENT ACCOUNTING STANDARDS

      i) During 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose annual financial statements. Comprehensive income includes all changes in shareholder's equity during a period except those resulting from investments by and distributions to shareholders. The adoption of SFAS No. 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or liquidity of the Company.

         Total comprehensive income was as follows:

          FOR THE YEARS ENDED DECEMBER 31
          ($ thousands)                                                        1998         1997         1996
          ---------------------------------------------------------------------------------------------------
          NET INCOME (LOSS)                                                 $  (754)     $(3,636)     $(8,407)
          ---------------------------------------------------------------------------------------------------
          OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
            Unrealized holding gains (losses) arising during the period       2,435       (1,030)        (560)
            Foreign currency translation                                         86       (5,272)          --
             Reclassification adjustment for realized gains (losses)
                 included in net income                                        (134)          77          (77)
          ---------------------------------------------------------------------------------------------------
          Other comprehensive income (loss)                                   2,655       (6,225)        (483)
          ---------------------------------------------------------------------------------------------------
          COMPREHENSIVE INCOME (LOSS)                                       $ 1,901      $(9,861)     $(8,890)
          ===================================================================================================

          Other comprehensive income (loss) is reported net of tax expense (benefit) of $1,430, $(513), and $260 for 1998, 1997, and 1996,
          respectively.

          Accumulated other comprehensive income is comprised of the following:

         AS AT DECEMBER 31
         ($ thousands)                                        1998         1997
         ----------------------------------------------------------------------
         UNREALIZED GAINS (LOSSES):
              Beginning balance                            $   380      $ 1,333
              Current period change                          2,569         (953)
         ----------------------------------------------------------------------
              Ending balance                               $ 2,949      $   380
         ----------------------------------------------------------------------
         FOREIGN CURRENCY:
              Beginning balance                            $(5,272)     $    --
              Current period change                             86       (5,272)
         ----------------------------------------------------------------------
              Ending balance                               $(5,186)     $(5,272)
         ----------------------------------------------------------------------
         ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)     $(2,237)     $(4,892)
         ======================================================================


     ii) During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the disclosure of information about the Company's operating segments, including disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, nor did it affect the manner in which the Company defines its operating segments. The Company reports two business segments:
          Traditional Life Insurance sold in Taiwan and Variable Life and Annuities sold in the U.S. Refer to Note 12 for additional segment information.

     c)  INVESTMENTS

         The Company classifies all of its fixed maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred taxes and deferred acquisition costs. Discounts and premiums on investments are amortized using the effective interest method.

         Policy loans are reported at aggregate unpaid balances which approximate fair value.

         Short-term investments include investments with maturities of less than one year at the date of acquisition.

     d)  CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

     e)  DEFERRED ACQUISITION COSTS (DAC)

         Commissions and other expenses which vary with and are primarily related to the production of new business are deferred to the extent recoverable and included as an asset. DAC associated with variable annuity and variable life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional life insurance policies is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, it is immediately expensed.

     f)  POLICYHOLDER LIABILITIES

         For variable annuity and variable life contracts, reserves equal the policyholder account value. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the policyholders. Policy charges which compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

         Policyholder liabilities for traditional life insurance policies sold in Taiwan are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expense and interest rate yields that were established in the year of issue.

     g)  SEPARATE ACCOUNTS

         Separate account assets and liabilities represent funds that are separately administered, principally for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

     h)  REVENUE RECOGNITION

         Fee income from variable annuity and variable life insurance policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policy account balances. Policy charges that are designed to compensate the company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC. Premiums on long-duration life insurance contracts are recognized as revenue when due. Investment income is recorded when due.

     i)  EXPENSES

         Expenses for variable annuity and variable life insurance policies include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances.

     j)  REINSURANCE

         The Company is routinely involved in reinsurance transactions in order to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

     k)  FOREIGN EXCHANGE

         The Company's Taiwanese branch balance sheet and statement of income are translated at the current exchange and average exchange rates for the year respectively. The resultant translation adjustments are included in accumulated other comprehensive income.

     l)  INCOME TAX

         Income taxes have been provided for in accordance with SFAS No. 109 "Accounting for Income Taxes." The Company joins ManUSA, Manulife Reinsurance Corporation ("MRC") and Manulife Reinsurance Limited ("MRL") in filing a U.S. consolidated income tax return as a life insurance group under provisions of the Internal Revenue Code. In accordance with an income tax sharing agreement, the Company's income tax provision (or benefit) is computed as if the Company filed a separate income tax return. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable to the Company, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Income taxes recoverable represents amounts due from ManUSA in connection with the consolidated return.

3.       INVESTMENTS AND INVESTMENT INCOME

     a)  FIXED MATURITY AND EQUITY SECURITIES

         At December 31, 1998, all fixed maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                         GROSS                 GROSS
                                              AMORTIZED COST       UNREALIZED GAINS      UNREALIZED LOSSES          FAIR VALUE
         AS AT DECEMBER 31,
         ($ thousands)                         1998       1997       1998       1997       1998        1997        1998       1997
         -------------------------------------------------------------------------------------------------------------------------
         FIXED MATURITY SECURITIES:
         U.S. government                    $27,349    $51,694    $ 2,578    $   937    $    --     $  (135)    $29,927    $52,496
         Foreign governments                  9,353      6,922        709        203         --         (14)     10,062      7,111
         Corporate                            8,546      7,949        719        415         --         (78)      9,265      8,286
         -------------------------------------------------------------------------------------------------------------------------
         Total fixed maturity securities    $45,248    $66,565    $ 4,006    $ 1,555    $    --     $  (227)    $49,254    $67,893

         Equity securities                  $19,219    $20,153    $ 3,217    $ 1,496    $(1,912)    $(2,189)    $20,524    $19,460
         =========================================================================================================================

         Proceeds from sales of fixed maturity securities during 1998 were $27,852 (1997 $73,772; 1996 $120,234). Gross gains of $362 and gross losses of $107 were realized on those sales (1997 $955 and $837; 1996 $1,858 and $1,837 respectively).

         Proceeds from sale of equity securities during 1998 were $8,555 (1997 $10,586; 1996 $25,505). Gross gains of $16 and gross losses of $477 were realized on those sales (1997 $NIL and $NIL; 1996 $NIL and $140 respectively).

         The contractual maturities of fixed maturity securities at December 31, 1998 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.


         ($ thousands)                            AMORTIZED COST      FAIR VALUE
         -----------------------------------------------------------------------
         Fixed maturity securities
              One year or less                        $ 1,174          $ 1,179
              Greater than 1; up to 5 years             7,792            8,081
              Greater than 5; up to 10 years           24,422           26,395
              Due after 10 years                       11,860           13,599
         -----------------------------------------------------------------------
         TOTAL FIXED MATURITY SECURITIES              $45,248          $49,254
         =======================================================================

     b)  INVESTMENT INCOME

         Income by type of investment was as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                              1998        1997        1996
         -----------------------------------------------------------------------
         Fixed maturity securities               $ 4,675     $ 4,545     $ 4,447
         Equity securities                           227         331         671
         Guaranteed annuity contracts                 --       2,796      13,196
         Other investments                         1,485         772       1,697
         -----------------------------------------------------------------------
         Gross investment income                   6,387       8,444      20,011
         -----------------------------------------------------------------------
         Investment expenses                         259         169         360
         -----------------------------------------------------------------------
         NET INVESTMENT INCOME                   $ 6,128     $ 8,275     $19,651
         =======================================================================

4.       GUARANTEED ANNUITY CONTRACTS AND BONDS PAYABLE

         The Company's wholly-owned subsidiary, Manufacturers Life Mortgage Securities Corporation, has historically invested amounts received as repayments of mortgage loans in annuities issued by ManUSA. These annuities were collateral for the 8 1/4 % mortgage-backed bonds payable. On March 1, 1997 the annuities matured and the proceeds were used to repay the bonds payable.

         In October 1997, MLMSC was absorbed into Manulife Holding Corporation.

5.      DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                    1998           1997           1996
         -----------------------------------------------------------------------------------
         Balance at January 1,                       $ 130,355      $ 102,610      $  78,829
         Capitalization                                 43,065         33,544         36,024
         Accretion of interest                          11,417          9,357          6,344
         Amortization                                  (20,683)       (14,217)       (19,583)
         Effect of net unrealized gains (losses)
              on securities available for sale            (784)         1,268            996
         Currency                                          136         (2,207)            --
         -----------------------------------------------------------------------------------
         BALANCE AT DECEMBER 31                      $ 163,506      $ 130,355      $ 102,610
         ===================================================================================


6.       INCOME TAXES

        Components of income tax expense (benefit) were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                           1998         1997         1996
         -----------------------------------------------------------------------
         Current expense (benefit)            $ 1,404      $(3,207)     $(4,686)
         Deferred expense (benefit)            (1,796)       2,730          777
         -----------------------------------------------------------------------
         TOTAL EXPENSE (BENEFIT)              $  (392)     $  (477)     $(3,909)
         =======================================================================

         The Company's deferred income tax liability, which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

         AS AT DECEMBER 31
         ($ thousands)                                         1998          1997
         ------------------------------------------------------------------------
         DEFERRED TAX ASSETS:
              Differences in computing policy reserves     $ 38,888      $ 34,291
              Policyholder dividends payable                     --           240
              Investments                                       708           793
              Other deferred tax assets                         333            --
         ------------------------------------------------------------------------
         Deferred tax assets                               $ 39,929      $ 35,324
         ------------------------------------------------------------------------
         DEFERRED TAX LIABILITIES:
              Deferred acquisition costs                   $ 38,778      $ 30,682
              Investments                                     1,859           166
              Policyholder dividends payable                     55            --
              Other deferred tax liabilities                     --         5,650
         ------------------------------------------------------------------------
         Deferred tax liabilities                          $ 40,692      $ 36,498
         ------------------------------------------------------------------------
         NET DEFERRED TAX LIABILITIES                      $   (763)     $ (1,174)
         ========================================================================


         At December 31, 1998, the consolidated group has utilized all available operating loss carryforwards and net capital loss carryforwards. The losses of the Company, MRC and ManUSA may be used to offset the ordinary and capital gain income of MRL. However, losses of MRL may not be used to offset the income of the other members of the consolidated group.

7.       NOTES PAYABLE

         a) On June 15, 1998, the outstanding promissory note in the amount of $33,000 plus interest at 6.95% issued on December 5, 1997 payable to ManUSA was discharged and the amount due of $34,318 ($33,000 plus interest of $1,318) was recorded as a capital contribution.

         b) On December 31, 1998, the surplus debenture in the amount of $8,500 plus interest at 6.7% issued on December 31, 1995 to ManUSA was discharged and the amount due of $8,500 was recorded as a capital contribution.

8.   CAPITAL AND SURPLUS

         The Company has two classes of capital stock, as follows:

          AS AT DECEMBER 31:
          ($ thousands, except per share amounts)               1998        1997
          ----------------------------------------------------------------------
          AUTHORIZED:
              5,000,000 Common shares, Par value $1
              5,000,000 Preferred shares, Par value $100
          ISSUED AND OUTSTANDING:
              4,501,861 Common shares                        $ 4,502     $ 4,502
              105,000 Preferred shares                        10,500      10,500
          ----------------------------------------------------------------------
          TOTAL                                              $15,002     $15,002
          ======================================================================

         During 1996, the Company issued two common shares to its Parent Company in return for a capital contribution of $15,000.

         In 1998, the outstanding promissory note payable referred to in note 7(a) above, totaling $34,318, was discharged and recorded as a capital contribution.

         On December 31, 1998, the Company issued one common share to ManUSA in exchange for a capital contribution of $60,209. Included in this capital contribution was the discharge of the surplus debenture in the amount of $8,500 referred to in note 7(b) above.

         The Company is subject to statutory limitations on the payment of dividends to its Parent. Under Michigan Insurance Law, the payment of dividends to shareholders is restricted to the surplus earnings of the Company, unless prior approval is obtained from the Michigan Insurance Bureau.

         The aggregate statutory capital and surplus of the Company at December 31, 1998 was $121,799 (1997 $56,598). The aggregate statutory net loss of the Company for the year ended 1998 was $23,491 (1997 $2,550; 1996 $5,961). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from generally accepted accounting principles followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances and reserve calculation assumptions.

9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and the estimated fair values of certain of the Company's financial instruments at December 31, 1998 were as follows:

                                                                         ESTIMATED
       ($ thousands)                                CARRYING VALUE       FAIR VALUE
       ----------------------------------------------------------------------------
       ASSETS:
           Fixed maturity and equity securities        $69,778            $69,778
           Short-term investments                          459                459
           Policy loans                                 19,320             19,320
           Cash and cash equivalents                    23,789             23,789
       ----------------------------------------------------------------------------

         The following methods and assumptions were used to estimate the fair values of the above financial instruments:

         FIXED MATURITY AND EQUITY SECURITIES: Fair values of fixed maturity and equity securities were based on quoted market prices, where available. Fair values were estimated using values obtained from independent pricing services.

         SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS: Carrying values approximate fair values.

         POLICY LOANS: Carrying values approximate fair values.

10.      RELATED  PARTY TRANSACTIONS

         The Company has formal service agreements with Manulife Financial and ManUSA which can be terminated by any party upon two months' notice. Under the agreements, the Company will pay direct operating expenses incurred each year by Manulife Financial and ManUSA on its behalf. Services provided under the agreement include legal, actuarial, investment, data processing and certain other administrative services. Costs incurred under these agreements were $34,070, $32,733 and $29,384 in 1998, 1997 and 1996 respectively. In addition, there were $12,817, $11,249 and $6,934 of agents bonuses allocated to the Company during 1998, 1997 and 1996, respectively, which are included in deferred acquisition costs.

         The Company has several reinsurance agreements with affiliated companies which may be terminated upon the specified notice by either party. These agreements are summarized as follows:

         (a) On December 31, 1998, the coinsurance treaties under which the Company had assumed two blocks of insurance from ManUSA were terminated. The Company's risk under these treaties was limited to $100,000 of initial face amount per claim plus a pro-rata share of any increase in face amount. Upon the termination of the treaties, the Company paid consideration in the amount of approximately $41.0 million to ManUSA and policyholder reserves totaling $41.0 million were recaptured by ManUSA. No gain or loss resulted from the termination of these treaties.

         (b) The Company cedes the risk in excess of $25,000 per life to MRC under the terms of an automatic reinsurance agreement

         (c) The Company cedes a substantial portion of its risk on its Flexible Premium Variable Life policies to MRC under the terms of a stop loss reinsurance agreement.

         Selected amounts relating to the above treaties reflected in the financial statements are as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                              1998        1997        1996
         -----------------------------------------------------------------------
         Life and annuity premiums assumed       $    48     $   509     $   724
         Life and annuity premiums ceded              76          69          99
         Policy reserves assumed                      --      40,975      44,497
         Policy reserves ceded                       145         130         304
         -----------------------------------------------------------------------

         Reinsurance recoveries on ceded reinsurance contracts to affiliates were $NIL, $3,972 and $NIL during 1998, 1997 and 1996 respectively.

         The Company and Manulife Financial have entered into an agreement whereby Manulife Financial provides a claims paying guarantee to the Company's U.S. policyholders. This claims paying guarantee does not apply to the Company's separate account contract holders

11.      REINSURANCE

         In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

         The effects of reinsurance on premiums were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                              1998        1997        1996
         -----------------------------------------------------------------------
         Direct premiums                         $ 9,723     $ 8,607     $12,949
         Reinsurance ceded                           405         440         676
         -----------------------------------------------------------------------
         TOTAL PREMIUMS                          $ 9,318     $ 8,167     $12,273
         =======================================================================

         Reinsurance recoveries on ceded reinsurance contracts with unrelated insurance companies were $1,362, $909 and $357 during 1998, 1997 and 1996 respectively.

12.      SEGMENT DISCLOSURES

         The Company reports two business segments: Traditional Life Insurance sold in Taiwan and Variable Life and Annuities sold in the U.S. The Company's reportable segments have been determined based on geography, differences in product features, and distribution; the segments are also consistent with the Company's management structure. Segmented information for the Company is as follows:

         AS AT DECEMBER 31,
         ($ thousands)                                        TAIWAN          U.S.          TOTAL
         ------------------------------------------------------------------------------------------
         1998
         Premiums and fee income                            $   9,243      $  54,594      $  63,837
         Interest expense                                          --          1,722          1,722
         Income taxes (benefit)                                (1,219)           827           (392)
         Net income (loss)                                     (2,265)         1,511           (754)
         Total assets excluding separate account assets     $  30,268      $ 258,311      $ 288,579
         ------------------------------------------------------------------------------------------
         1997
         Premiums and fee income                            $   8,099      $  39,190      $  47,289
         Interest expense                                          --          2,750          2,750
         Income taxes (benefit)                                (1,526)         1,049           (477)
         Net income (loss)                                     (2,835)          (801)        (3,636)
         Total assets excluding separate account assets     $  25,401      $ 244,166      $ 269,567
         ------------------------------------------------------------------------------------------
         1996
         Premiums and fee income                            $  12,200      $  41,132      $  53,332
         Interest expense                                          --         12,251         12,251
         Income taxes (benefit)                                (6,125)         2,216         (3,909)
         Net income (loss)                                    (17,500)         9,093         (8,407)
         Total assets excluding separate account assets     $  15,268      $ 379,241      $ 394,509
         ------------------------------------------------------------------------------------------


         The accounting policies for each segment above are the same as those described in the summary of significant accounting policies. The Company has no intersegment revenues and no significant major customers.

13.      CONTINGENCIES

         The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

14.      UNCERTAINTY DUE TO THE YEAR 2000 RISK (UNAUDITED)

         The Year 2000 risk is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The effects of the Year 2000 risk may be experienced before, on, or after January 1, 2000 and, if not addressed, could result in systems failures or miscalculations causing disruptions of normal business operations. It is not possible to be certain that the Company's Year 2000 program will fully resolve all aspects of the Year 2000 risk, including those related to third parties.

APPENDIX A
SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Guaranteed Interest Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on lives insured of given ages would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.


The amount shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses, which is approximately 0.949% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.944%, 4.999% and 10.942%. The illustrations reflect the expense limitation in effect for the Equity Index Trust. In the absence of such expense limitation, the average of the Portfolio's current expenses would have been 0.953 % per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.949%, 4.994% and 10.938%. The expense reimbursement for the Lifestyle Trusts and the expense limitation for the Equity Index Trust remained in effect during the fiscal year ended December 31, 1998, and are expected to remain in effect during the fiscal year ended December 31, 1999. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.


The tables assume that no premiums have been allocated to the Guaranteed Interest Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker and female non-smoker, one based on current cost of insurance charges assessed by the Company and the other based on the maximum cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue ages, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Fund for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since approximately May 1, 1999. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                   0% Hypothetical          6% Hypothetical                 12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------

End Of      Accumulated    Policy   Cash      Death    Policy    Cash      Death         Policy       Cash      Death
Policy     Premiums (2)    Value   Surrender  Benefit   Value   Surrender  Benefit       Value    Surrender    Benefit
  Year (1)                         Value (3)                    Value (3)                          Value (3)

     1        2,373           944         0  500,000     1,032         0   500,000       1,121           0     500,000
     2        4,865         2,028         0  500,000     2,269         0   500,000       2,522           0     500,000
     3        7,481         3,037         0  500,000     3,500         0   500,000       4,005           0     500,000
     4       10,228         4,001       407  500,000     4,755     1,160   500,000       5,609       2,015     500,000
     5       13,112         4,951     1,948  500,000     6,064     3,061   500,000       7,379       4,376     500,000
     6       16,141         5,828     3,415  500,000     7,371     4,959   500,000       9,269       6,857     500,000
     7       19,321         6,627     4,805  500,000     8,669     6,848   500,000      11,286       9,465     500,000
     8       22,660         7,379     6,148  500,000     9,989     8,759   500,000      13,476      12,245     500,000
     9       26,166         8,121     7,480  500,000    11,368    10,728   500,000      15,891      15,251     500,000
    10       29,847         8,845     8,796  500,000    12,801    12,752   500,000      18,550      18,501     500,000
    11       33,713         9,584     9,584  500,000    14,350    14,350   500,000      21,575      21,575     500,000
    12       37,771        10,234    10,234  500,000    15,892    15,892   500,000      24,845      24,845     500,000
    13       42,033        10,786    10,786  500,000    17,416    17,416   500,000      28,377      28,377     500,000
    14       46,508        11,233    11,233  500,000    18,917    18,917   500,000      32,196      32,196     500,000
    15       51,206        11,584    11,584  500,000    20,399    20,399   500,000      36,340      36,340     500,000
    16       56,139        11,850    11,850  500,000    21,873    21,873   500,000      40,858      40,858     500,000
    17       61,319        12,044    12,044  500,000    23,353    23,353   500,000      45,806      45,806     500,000
    18       66,758        12,168    12,168  500,000    24,837    24,837   500,000      51,231      51,231     500,000
    19       72,469        12,243    12,243  500,000    26,351    26,351   500,000      57,210      57,210     500,000
    20       78,466        12,284    12,284  500,000    27,908    27,908   500,000      63,819      63,819     500,000
    21       84,762        12,115    12,115  500,000    29,336    29,336   500,000      70,962      70,962     500,000
    22       91,373        11,762    11,762  500,000    30,653    30,653   500,000      78,728      78,728     500,000
    23       98,315        11,214    11,214  500,000    31,844    31,844   500,000      87,181      87,181     500,000
    24      105,603        10,437    10,437  500,000    32,868    32,868   500,000      96,376      96,376     500,000
    25      113,256         9,409     9,409  500,000    33,693    33,693   500,000     106,385     106,385     500,000
    26      121,292         8,094     8,094  500,000    34,277    34,277   500,000     117,281     117,281     500,000
    27      129,730         6,447     6,447  500,000    34,561    34,561   500,000     129,141     129,141     500,000
    28      138,589         4,431     4,431  500,000    34,494    34,494   500,000     142,066     142,066     500,000
    29      147,892         2,014     2,014  500,000    34,028    34,028   500,000     156,178     156,178     500,000
    30      157,659         0 (4)     0 (4)    0 (4)    33,095    33,095   500,000     171,605     171,605     500,000
    31      167,915                                     31,646    31,646   500,000     188,519     188,519     500,000
    32      178,684                                     29,593    29,593   500,000     207,094     207,094     500,000
    33      189,991                                     26,835    26,835   500,000     227,534     227,534     500,000
    34      201,864                                     23,265    23,265   500,000     250,085     250,085     500,000
    35      214,330                                     18,756    18,756   500,000     275,035     275,035     500,000
    36      227,420                                     13,158    13,158   500,000     302,724     302,724     500,000
    37      241,164                                      6,234     6,234   500,000     333,537     333,537     500,000
    38      255,595                                      0 (4)     0 (4)     0 (4)     367,971     367,971     500,000
    39      270,747                                                                    406,629     406,629     500,000
    40      286,658                                                                    450,242     450,242     500,000
    41      303,364                                                                    499,533     499,533     524,509
    42      320,905                                                                    554,123     554,123     581,829


     43      339,323                                                                614,319     614,319     645,035
     44      358,662                                                                680,669     680,669     714,702
     45      378,968                                                                753,768     753,768     791,456
     46      400,290                                                                834,262     834,262     875,975
     47      422,677                                                                922,854     922,854     968,996
     48      446,184                                                              1,020,304   1,020,304   1,071,319
     49      470,866                                                              1,127,437   1,127,437   1,183,809
     50      496,783                                                              1,245,127   1,245,127   1,307,383
     51      523,995                                                              1,374,310   1,374,310   1,443,026
     52      552,568                                                              1,516,032   1,516,032   1,591,833
     53      582,569                                                              1,671,381   1,671,381   1,754,950
     54      614,071                                                              1,841,520   1,841,520   1,933,596
     55      647,147                                                              2,027,698   2,027,698   2,129,083
     56      681,877                                                              2,231,266   2,231,266   2,342,829
     57      718,344                                                              2,457,329   2,457,329   2,555,622
     58      756,634                                                              2,709,109   2,709,109   2,790,383
     59      796,839                                                              2,990,416   2,990,416   3,050,224
     60      839,054                                                              3,305,765   3,305,765   3,338,822
     61      883,380                                                              3,660,531   3,660,531   3,660,531
     62      929,922                                                              4,053,131   4,053,131   4,053,131
     63      978,791                                                              4,487,601   4,487,601   4,487,601
     64    1,030,104                                                              4,968,405   4,968,405   4,968,405
     65    1,083,982                                                              5,500,485   5,500,485   5,500,485

   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                   0% Hypothetical          6% Hypothetical                 12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------
End Of      Accumulated   Policy    Cash      Death      Policy    Cash      Death        Policy        Cash     Death
Policy     Premiums (2)   Value  Surrender   Benefit    Value   Surrender   Benefit      Value     Surrender   Benefit
  Year (1)                        Value (3)                     Value (3)                          Value (3)
         1        2,373       944         0  500,000     1,032         0   500,000       1,121           0     500,000
         2        4,865     1,954         0  500,000     2,193         0   500,000       2,444           0     500,000
         3        7,481     2,896         0  500,000     3,350         0   500,000       3,846           0     500,000
         4       10,228     3,765       171  500,000     4,497       903   500,000       5,330       1,736     500,000
         5       13,112     4,552     1,549  500,000     5,624     2,621   500,000       6,895       3,892     500,000
         6       16,141     5,254     2,841  500,000     6,726     4,313   500,000       8,544       6,131     500,000
         7       19,321     5,858     4,036  500,000     7,786     5,964   500,000      10,271       8,450     500,000
         8       22,660     6,365     5,134  500,000     8,803     7,573   500,000      12,085      10,855     500,000
         9       26,166     6,763     6,123  500,000     9,761     9,121   500,000      13,981      13,341     500,000
        10       29,847     7,053     7,004  500,000    10,658    10,608   500,000      15,967      15,918     500,000
        11       33,713     7,326     7,326  500,000    11,604    11,604   500,000      18,205      18,205     500,000
        12       37,771     7,464     7,464  500,000    12,464    12,464   500,000      20,553      20,553     500,000
        13       42,033     7,460     7,460  500,000    13,224    13,224   500,000      23,015      23,015     500,000
        14       46,508     7,306     7,306  500,000    13,868    13,868   500,000      25,595      25,595     500,000
        15       51,206     6,981     6,981  500,000    14,372    14,372   500,000      28,287      28,287     500,000
        16       56,139     6,477     6,477  500,000    14,718    14,718   500,000      31,097      31,097     500,000
        17       61,319     5,762     5,762  500,000    14,865    14,865   500,000      34,004      34,004     500,000
        18       66,758     4,802     4,802  500,000    14,765    14,765   500,000      36,989      36,989     500,000
        19       72,469     3,567     3,567  500,000    14,377    14,377   500,000      40,034      40,034     500,000
        20       78,466     2,013     2,013  500,000    13,640    13,640   500,000      43,107      43,107     500,000
        21       84,762       106       106  500,000    12,499    12,499   500,000      46,180      46,180     500,000
        22       91,373     0 (4)     0 (4)    0 (4)    10,888    10,888   500,000      49,221      49,221     500,000
        23       98,315                                  8,755     8,755   500,000      52,207      52,207     500,000
        24      105,603                                  6,029     6,029   500,000      55,104      55,104     500,000
        25      113,256                                  2,610     2,610   500,000      57,851      57,851     500,000
        26      121,292                                  0 (4)     0 (4)     0 (4)      60,380      60,380     500,000
        27      129,730                                                                 62,611      62,611     500,000
        28      138,589                                                                 64,429      64,429     500,000
        29      147,892                                                                 65,693      65,693     500,000
        30      157,659                                                                 66,235      66,235     500,000
        31      167,915                                                                 65,873      65,873     500,000
        32      178,684                                                                 64,414      64,414     500,000
        33      189,991                                                                 61,614      61,614     500,000
        34      201,864                                                                 57,194      57,194     500,000
        35      214,330                                                                 50,787      50,787     500,000
        36      227,420                                                                 41,893      41,893     500,000
        37      241,164                                                                 29,572      29,572     500,000
        38      255,595                                                                 13,517      13,517     500,000
        39      270,747                                                                  0 (4)       0 (4)       0 (4)

   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                 0% Hypothetical          6% Hypothetical                 12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------
End Of      Accumulated    Policy    Cash      Death    Policy    Cash      Death       Policy       Cash       Death
Policy     Premiums (2)    Value   Surrender  Benefit   Value   Surrender   Benefit     Value     Surrender     Benefit
  Year (1)                         Value (3)                      Value (3)                       Value (3)
         1       3,224      1,685         0  501,685     1,818         0   501,818       1,951           0     501,951
         2       6,608      3,497         0  503,497     3,872         0   503,872       4,265           0     504,265
         3      10,162      5,219       575  505,219     5,952     1,308   505,952       6,749       2,105     506,749
         4      13,894      6,882     2,894  506,882     8,089     4,100   508,089       9,453       5,464     509,453
         5      17,812      8,517     5,184  508,517    10,315     6,983   510,315      12,430       9,097     512,430
         6      21,926     10,065     7,388  510,065    12,575     9,897   512,575      15,645      12,968     515,645
         7      26,246     11,522     9,500  511,522    14,862    12,840   514,862      19,115      17,094     519,115
         8      30,782     12,918    11,553  512,918    17,208    15,842   517,208      22,899      21,533     522,899
         9      35,544     14,291    13,581  514,291    19,654    18,944   519,654      27,066      26,355     527,066
        10      40,545     15,635    15,581  515,635    22,196    22,142   522,196      31,647      31,592     531,647
        11      45,796     17,041    17,041  517,041    24,972    24,972   524,972      36,880      36,880     536,880
        12      51,309     18,347    18,347  518,347    27,794    27,794   527,794      42,583      42,583     542,583
        13      57,098     19,543    19,543  519,543    30,652    30,652   530,652      48,793      48,793     548,793
        14      63,176     20,623    20,623  520,623    33,540    33,540   533,540      55,558      55,558     555,558
        15      69,558     21,595    21,595  521,595    36,467    36,467   536,467      62,943      62,943     562,943
        16      76,260     22,472    22,472  522,472    39,447    39,447   539,447      71,027      71,027     571,027
        17      83,296     23,267    23,267  523,267    42,494    42,494   542,494      79,898      79,898     579,898
        18      90,685     23,982    23,982  523,982    45,612    45,612   545,612      89,639      89,639     589,639
        19      98,442     24,640    24,640  524,640    48,828    48,828   548,828     100,367     100,367     600,367
        20     106,588     25,255    25,255  525,255    52,160    52,160   552,160     112,202     112,202     612,202
        21     115,141     25,649    25,649  525,649    55,430    55,430   555,430     125,072     125,072     625,072
        22     124,122     25,848    25,848  525,848    58,657    58,657   558,657     139,112     139,112     639,112
        23     133,551     25,843    25,843  525,843    61,829    61,829   561,829     154,434     154,434     654,434
        24     143,452     25,600    25,600  525,600    64,906    64,906   564,906     171,138     171,138     671,138
        25     153,848     25,098    25,098  525,098    67,859    67,859   567,859     189,344     189,344     689,344
        26     164,764     24,305    24,305  524,305    70,644    70,644   570,644     209,176     209,176     709,176
        27     176,226     23,177    23,177  523,177    73,206    73,206   573,206     230,757     230,757     730,757
        28     188,261     21,682    21,682  521,682    75,497    75,497   575,497     254,234     254,234     754,234
        29     200,897     19,794    19,794  519,794    77,473    77,473   577,473     279,779     279,779     779,779
        30     214,166     17,472    17,472  517,472    79,070    79,070   579,070     307,562     307,562     807,562
        31     228,097     14,702    14,702  514,702    80,252    80,252   580,252     337,801     337,801     837,801
        32     242,726     11,430    11,430  511,430    80,938    80,938   580,938     370,697     370,697     870,697
        33     258,086      7,603     7,603  507,603    81,043    81,043   581,043     406,468     406,468     906,468
        34     274,213      3,167     3,167  503,167    80,478    80,478   580,478     445,359     445,359     945,359
        35     291,148      0 (4)     0 (4)    0 (4)    79,144    79,144   579,144     487,633     487,633     987,633
        36     308,928                                  76,926    76,926   576,926     533,567     533,567   1,033,567
        37     327,598                                  73,632    73,632   573,632     583,402     583,402   1,083,402
        38     347,202                                  69,128    69,128   569,128     637,464     637,464   1,137,464
        39     367,785                                  63,258    63,258   563,258     696,102     696,102   1,196,102
        40     389,398                                  55,845    55,845   555,845     759,692     759,692   1,259,692
        41     412,091                                  46,506    46,506   546,506     828,439     828,439   1,328,439

        42     435,920                                  34,975    34,975   534,975     902,716     902,716   1,402,716
        43     460,939                                  20,936    20,936   520,936     982,891     982,891   1,482,891
        44     487,209                                   4,054     4,054   504,054   1,069,372   1,069,372   1,569,372
        45     514,793                                   0 (4)     0 (4)     0 (4)   1,162,592   1,162,592   1,662,592
        46     543,757                                                               1,263,022   1,263,022   1,763,022
        47     574,168                                                               1,371,159   1,371,159   1,871,159
        48     606,100                                                               1,487,592   1,487,592   1,987,592
        49     639,628                                                               1,612,947   1,612,947   2,112,947
        50     674,833                                                               1,747,781   1,747,781   2,247,781
        51     711,798                                                               1,892,690   1,892,690   2,392,690
        52     750,612                                                               2,048,641   2,048,641   2,548,641
        53     791,366                                                               2,216,437   2,216,437   2,716,437
        54     834,158                                                               2,396,956   2,396,956   2,896,956
        55     879,089                                                               2,591,246   2,591,246   3,091,246
        56     926,267                                                               2,800,542   2,800,542   3,300,542
        57     975,804                                                               3,026,853   3,026,853   3,526,853
        58   1,027,818                                                               3,271,863   3,271,863   3,771,863
        59   1,082,432                                                               3,537,433   3,537,433   4,037,433
        60   1,139,777                                                               3,825,623   3,825,623   4,325,623
        61   1,199,989                                                               4,138,724   4,138,724   4,638,724
        62   1,263,212                                                               4,479,096   4,479,096   4,979,096
        63   1,329,597                                                               4,849,534   4,849,534   5,349,534
        64   1,399,300                                                               5,253,144   5,253,144   5,753,144
        65   1,472,488                                                               5,693,361   5,693,361   6,193,361

   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                  0% Hypothetical          6% Hypothetical              12% Hypothetical
                         Gross Investment Return       Gross Investment Return       Gross Investment Return
                         -----------------------       -----------------------       -----------------------
End Of     Accumulated   Policy    Cash     Death     Policy    Cash      Death     Policy    Cash      Death
Policy        Premiums   Value   Surrender  Benefit    Value  Surrender   Benefit    Value  Surrender   Benefit
  Year (1)         (2)           Value (3)                     Value (3)                     Value (3)
         1      3,224     1,685         0   501,685     1,818         0   501,818     1,951        0   501,951
         2      6,608     3,423         0   503,423     3,796         0   503,796     4,186        0   504,186
         3     10,162     5,077       433   505,077     5,801     1,158   505,801     6,589    1,945   506,589
         4     13,894     6,644     2,656   506,644     7,830     3,842   507,830     9,172    5,183   509,172
         5     17,812     8,115     4,783   508,115     9,873     6,540   509,873    11,942    8,609   511,942
         6     21,926     9,488     6,811   509,488    11,925     9,248   511,925    14,913   12,236   514,913
         7     26,246    10,748     8,726   510,748    13,971    11,950   513,971    18,091   16,069   518,091
         8     30,782    11,898    10,532   511,898    16,013    14,647   516,013    21,495   20,129   521,495
         9     35,544    12,925    12,214   512,925    18,033    17,322   518,033    25,132   24,422   525,132
        10     40,545    13,830    13,776   513,830    20,031    19,976   520,031    29,028   28,973   529,028
        11     45,796    14,767    14,767   514,767    22,198    22,198   522,198    33,459   33,459   533,459
        12     51,309    15,559    15,559   515,559    24,329    24,329   524,329    38,222   38,222   538,222
        13     57,098    16,197    16,197   516,197    26,413    26,413   526,413    43,339   43,339   543,339
        14     63,176    16,675    16,675   516,675    28,438    28,438   528,438    48,839   48,839   548,839
        15     69,558    16,973    16,973   516,973    30,379    30,379   530,379    54,740   54,740   554,740
        16     76,260    17,084    17,084   517,084    32,224    32,224   532,224    61,077   61,077   561,077
        17     83,296    16,977    16,977   516,977    33,930    33,930   533,930    67,857   67,857   567,857
        18     90,685    16,618    16,618   516,618    35,457    35,457   535,457    75,091   75,091   575,091
        19     98,442    15,980    15,980   515,980    36,765    36,765   536,765    82,797   82,797   582,797
        20    106,588    15,024    15,024   515,024    37,797    37,797   537,797    90,977   90,977   590,977
        21    115,141    13,718    13,718   513,718    38,505    38,505   538,505    99,645   99,645   599,645
        22    124,122    12,026    12,026   512,026    38,832    38,832   538,832   108,810  108,810   608,810
        23    133,551     9,928     9,928   509,928    38,736    38,736   538,736   118,499  118,499   618,499
        24    143,452     7,395     7,395   507,395    38,159    38,159   538,159   128,733  128,733   628,733
        25    153,848     4,372     4,372   504,372    37,018    37,018   537,018   139,504  139,504   639,504
        26    164,764       805       805   500,805    35,226    35,226   535,226   150,807  150,807   650,807
        27    176,226     0 (4)     0 (4)     0 (4)    32,684    32,684   532,684   162,632  162,632   662,632
        28    188,261                                  29,264    29,264   529,264   174,937  174,937   674,937
        29    200,897                                  24,819    24,819   524,819   187,664  187,664   687,664
        30    214,166                                  19,187    19,187   519,187   200,742  200,742   700,742
        31    228,097                                  12,210    12,210   512,210   214,104  214,104   714,104
        32    242,726                                   3,742     3,742   503,742   227,694  227,694   727,694
        33    258,086                                   0 (4)     0 (4)     0 (4)   241,438  241,438   741,438
        34    274,213                                                               255,257  255,257   755,257
        35    291,148                                                               269,032  269,032   769,032
        36    308,928                                                               282,565  282,565   782,565
        37    327,598                                                               295,285  295,285   795,285
        38    347,202                                                               307,440  307,440   807,440
        39    367,785                                                               318,319  318,319   818,319
        40    389,398                                                               327,472  327,472   827,472
        41    412,091                                                               334,503  334,503   834,503

        42    435,920                                                               338,987  338,987   838,987
        43    460,939                                                               340,482  340,482   840,482
        44    487,209                                                               338,538  338,538   838,538
        45    514,793                                                               332,568  332,568   832,568
        46    543,757                                                               321,772  321,772   821,772
        47    574,168                                                               305,163  305,163   805,163
        48    606,100                                                               281,515  281,515   781,515
        49    639,628                                                               249,407  249,407   749,407
        50    674,833                                                               207,384  207,384   707,384
        51    711,798                                                               153,984  153,984   653,984
        52    750,612                                                                87,725   87,725   587,725
        53    791,366                                                                 7,028    7,028   507,028
        54    834,158                                                                 0 (4)    0 (4)     0 (4)

   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                                   0% Hypothetical          6% Hypothetical                 12% Hypothetical
                          Gross Investment Return       Gross Investment Return          Gross Investment Return
                          -----------------------       -----------------------          -----------------------
     End Of Accumulated   Policy    Cash      Death     Policy    Cash      Death        Policy    Cash       Death
     Policy    Premiums    Value  Surrender  Benefit    Value   Surrender   Benefit       Value   Surrender   Benefit
   Year (1)         (2)            Value (3)                    Value (3)                         Value (3)
         1        8,337     3,773         0  500,000     4,099         0   500,000       4,426           0     500,000
         2       17,091     7,276         0  500,000     8,161         0   500,000       9,088         639     500,000
         3       26,282    10,711     3,308  500,000    12,389     4,986   500,000      14,222       6,819     500,000
         4       35,934    13,900     7,541  500,000    16,609    10,251   500,000      19,692      13,334     500,000
         5       46,067    17,059    11,746  500,000    21,042    15,728   500,000      25,763      20,450     500,000
         6       56,708    19,894    15,626  500,000    25,394    21,127   500,000      32,192      27,924     500,000
         7       67,880    22,421    19,198  500,000    29,681    26,458   500,000      39,039      35,816     500,000
         8       79,611    24,742    22,565  500,000    34,000    31,822   500,000      46,457      44,280     500,000
         9       91,928    26,951    25,819  500,000    38,447    37,315   500,000      54,607      53,474     500,000
        10      104,862    29,087    29,000  500,000    43,071    42,984   500,000      63,612      63,525     500,000
        11      118,442    30,770    30,770  500,000    47,598    47,598   500,000      73,449      73,449     500,000
        12      132,701    31,945    31,945  500,000    51,893    51,893   500,000      83,978      83,978     500,000
        13      147,673    32,505    32,505  500,000    55,843    55,843   500,000      95,203      95,203     500,000
        14      163,394    32,422    32,422  500,000    59,409    59,409   500,000     107,217     107,217     500,000
        15      179,900    31,643    31,643  500,000    62,528    62,528   500,000     120,108     120,108     500,000
        16      197,233    30,083    30,083  500,000    65,106    65,106   500,000     133,961     133,961     500,000
        17      215,431    27,717    27,717  500,000    67,100    67,100   500,000     148,934     148,934     500,000
        18      234,540    24,527    24,527  500,000    68,476    68,476   500,000     165,228     165,228     500,000
        19      254,604    20,497    20,497  500,000    69,196    69,196   500,000     183,074     183,074     500,000
        20      275,671    15,606    15,606  500,000    69,218    69,218   500,000     202,747     202,747     500,000
        21      297,791     8,816     8,816  500,000    67,571    67,571   500,000     223,937     223,937     500,000
        22      321,018       214       214  500,000    64,264    64,264   500,000     247,122     247,122     500,000
        23      345,406     0 (4)     0 (4)    0 (4)    58,947    58,947   500,000     272,653     272,653     500,000
        24      371,013                                 51,211    51,211   500,000     300,992     300,992     500,000
        25      397,901                                 40,548    40,548   500,000     332,740     332,740     500,000
        26      426,133                                 26,343    26,343   500,000     368,684     368,684     500,000
        27      455,777                                  7,818     7,818   500,000     409,860     409,860     500,000
        28      486,902                                  0 (4)     0 (4)     0 (4)     457,642     457,642     500,000
        29      519,584                                                                512,837     512,837     538,479
        30      553,901                                                                573,613     573,613     602,294
        31      589,933                                                                640,352     640,352     672,370
        32      627,766                                                                713,598     713,598     749,278
        33      667,492                                                                793,919     793,919     833,615
        34      709,203                                                                881,921     881,921     926,017
        35      753,000                                                                978,256     978,256   1,027,169
        36      798,987                                                              1,083,627   1,083,627   1,137,809
        37      847,274                                                              1,200,576   1,200,576   1,248,599
        38      897,974                                                              1,330,751   1,330,751   1,370,673
        39      951,210                                                              1,476,098   1,476,098   1,505,620
        40    1,007,108                                                              1,638,928   1,638,928   1,655,318
        41    1,065,800                                                              1,821,993   1,821,993   1,821,993

        42    1,127,427                                                              2,024,581   2,024,581   2,024,581
        43    1,192,135                                                              2,248,774   2,248,774   2,248,774
        44    1,260,079                                                              2,496,876   2,496,876   2,496,876
        45    1,331,420                                                              2,771,438   2,771,438   2,771,438

   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                   0% Hypothetical          6% Hypothetical              12% Hypothetical
                          Gross Investment Return       Gross Investment Return       Gross Investment Return
                          -----------------------       -----------------------       -----------------------

End Of      Accumulated   Policy    Cash      Death     Policy    Cash      Death     Policy    Cash      Death
Policy     Premiums (2)   Value   Surrender  Benefit    Value   Surrender   Benefit    Value  Surrender   Benefit
  Year (1)                         Value (3)                     Value (3)                      Value (3)
        1         8,337     3,773         0  500,000     4,099         0   500,000     4,426         0   500,000
        2        17,091     6,632         0  500,000     7,497         0   500,000     8,405         0   500,000
        3        26,282     9,051     1,647  500,000    10,639     3,236   500,000    12,382     4,978   500,000
        4        35,934    11,001     4,643  500,000    13,483     7,125   500,000    16,329     9,971   500,000
        5        46,067    12,434     7,120  500,000    15,960    10,646   500,000    20,190    14,877   500,000
        6        56,708    13,295     9,027  500,000    17,994    13,726   500,000    23,903    19,635   500,000
        7        67,880    13,528    10,305  500,000    19,503    16,281   500,000    27,396    24,173   500,000
        8        79,611    13,048    10,870  500,000    20,373    18,195   500,000    30,563    28,385   500,000
        9        91,928    11,753    10,621  500,000    20,466    19,334   500,000    33,271    32,139   500,000
       10       104,862     9,532     9,445  500,000    19,627    19,540   500,000    35,368    35,281   500,000
       11       118,442     6,578     6,578  500,000    18,071    18,071   500,000    37,173    37,173   500,000
       12       132,701     2,478     2,478  500,000    15,280    15,280   500,000    38,103    38,103   500,000
       13       147,673     0 (4)     0 (4)    0 (4)    11,055    11,055   500,000    37,953    37,953   500,000
       14       163,394                                  5,178     5,178   500,000    36,486    36,486   500,000
       15       179,900                                  0 (4)     0 (4)     0 (4)    33,393    33,393   500,000
       16       197,233                                                               28,237    28,237   500,000
       17       215,431                                                               20,159    20,159   500,000
       18       234,540                                                                8,971     8,971   500,000
       19       254,604                                                                0 (4)     0 (4)     0 (4)


   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                              0% Hypothetical                6% Hypothetical                    12% Hypothetical
                         Gross Investment Return         Gross Investment Return             Gross Investment Return

End Of    Accumulated    Policy       Cash     Death    Policy       Cash      Death      Policy        Cash       Death
Policy      Premiums      Value   Surrender  Benefit    Value   Surrender    Benefit       Value   Surrender     Benefit
 Year(1)          (2)             Value (3)                     Value (3)                          Value (3)
        1     12,154       7,076         0   507,076     7,599          0    507,599       8,125           0     508,125
        2     24,915      13,796     2,996   513,796    15,275      4,475    515,275      16,820       6,020     516,820
        3     38,315      20,366    10,903   520,366    23,236     13,773    523,236      26,356      16,892     526,356
        4     52,384      26,607    18,480   526,607    31,307     23,180    531,307      36,622      28,495     536,622
        5     67,157      32,742    25,951   532,742    39,718     32,926    539,718      47,927      41,136     547,927
        6     82,669      38,466    33,010   538,466    48,164     42,709    548,164      60,047      54,592     560,047
        7     98,956      43,796    39,677   543,796    56,661     52,541    556,661      73,077      68,957     573,077
        8    116,057      48,841    46,058   548,841    65,313     62,529    565,313      87,216      84,433     587,216
        9    134,014      53,700    52,253   553,700    74,225     72,778    574,225     102,677     101,230     602,677
       10    152,869      58,418    58,306   558,418    83,452     83,341    583,452     119,639     119,528     619,639
       11    172,666      62,826    62,826   562,826    92,981     92,981    592,981     138,449     138,449     638,449
       12    193,453      66,642    66,642   566,642   102,403    102,403    602,403     158,690     158,690     658,690
       13    215,279      69,752    69,752   569,752   111,590    111,590    611,590     180,388     180,388     680,388
       14    238,197      72,136    72,136   572,136   120,501    120,501    620,501     203,666     203,666     703,666
       15    262,260      73,748    73,748   573,748   129,068    129,068    629,068     228,637     228,637     728,637
       16    287,527      74,515    74,515   574,515   137,187    137,187    637,187     255,391     255,391     755,391
       17    314,057      74,429    74,429   574,429   144,820    144,820    644,820     284,102     284,102     784,102
       18    341,914      73,500    73,500   573,500   151,943    151,943    651,943     314,977     314,977     814,977
       19    371,163      71,739    71,739   571,739   158,532    158,532    658,532     348,246     348,246     848,246
       20    401,875      69,160    69,160   569,160   164,569    164,569    664,569     384,172     384,172     884,172
       21    434,123      64,746    64,746   564,746   168,965    168,965    668,965     421,945     421,945     921,945
       22    467,983      58,691    58,691   558,691   171,822    171,822    671,822     461,944     461,944     961,944
       23    503,536      50,807    50,807   550,807   172,851    172,851    672,851     504,186     504,186   1,004,186
       24    540,866      40,906    40,906   540,906   171,751    171,751    671,751     548,688     548,688   1,048,688
       25    580,063      28,789    28,789   528,789   168,188    168,188    668,188     595,452     595,452   1,095,452
       26    621,220      14,248    14,248   514,248   161,807    161,807    661,807     644,472     644,472   1,144,472
       27    664,435       0 (4)     0 (4)     0 (4)   152,209    152,209    652,209     695,717     695,717   1,195,717
       28    709,810                                   139,017    139,017    639,017     749,191     749,191   1,249,191
       29    757,455                                   121,808    121,808    621,808     804,871     804,871   1,304,871
       30    807,481                                   100,011    100,011    600,011     862,601     862,601   1,362,601
       31    860,009                                    73,005     73,005    573,005     922,182     922,182   1,422,182
       32    915,163                                    40,438     40,438    540,438     983,705     983,705   1,483,705
       33    973,075                                     1,685      1,685    501,685   1,047,004   1,047,004   1,547,004
       34  1,033,883                                     0 (4)      0 (4)      0 (4)   1,111,881   1,111,881   1,611,881
       35  1,097,730                                                                   1,178,197   1,178,197   1,678,197
       36  1,164,771                                                                   1,245,870   1,245,870   1,745,870
       37  1,235,163                                                                   1,315,456   1,315,456   1,815,456
       38  1,309,075                                                                   1,387,026   1,387,026   1,887,026
       39  1,386,682                                                                   1,460,659   1,460,659   1,960,659
       40  1,468,170                                                                   1,536,442   1,536,442   2,036,442
       41  1,553,733                                                                   1,614,485   1,614,485   2,114,485

       42  1,643,573                                                                   1,694,732   1,694,732   2,194,732
       43  1,737,905                                                                   1,777,303   1,777,303   2,277,303
       44  1,836,954                                                                   1,862,345   1,862,345   2,362,345
       45  1,940,956                                                                   1,950,021   1,950,021   2,450,021

   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                                 0% Hypothetical                   6% Hypothetical                  12% Hypothetical
                             Gross Investment Return            Gross Investment Return          Gross Investment Return

   End Of    Accumulated    Policy        Cash      Death      Policy       Cash    Death       Policy        Cash      Death
   Policy    Premiums (2)   Value     Surrender     Benefit    Value   Surrender  Benefit        Value   Surrender    Benefit
 Year (1)                             Value (3)                        Value (3)                         Value (3)
        1       12,154       7,076            0      507,076     7,599        0   507,599        8,125           0    508,125
        2       24,915      13,143        2,343      513,143    14,601    3,802   514,601       16,125       5,326    516,125
        3       38,315      18,682        9,219      518,682    21,458   11,995   521,458       24,482      15,019    524,482
        4       52,384      23,669       15,542      523,669    28,131   20,003   528,131       33,195      25,068    533,195
        5       67,157      28,052       21,261      528,052    34,548   27,757   534,548       42,238      35,446    542,238
        6       82,669      31,784       26,329      531,784    40,639   35,184   540,639       51,579      46,124    551,579
        7       98,956      34,810       30,691      534,810    46,324   42,205   546,324       61,182      57,063    561,182
        8      116,057      37,054       34,271      537,054    51,494   48,710   551,494       70,978      68,195    570,978
        9      134,014      38,425       36,978      538,425    56,019   54,572   556,019       80,876      79,429    580,876
       10      152,869      38,829       38,718      538,829    59,761   59,649   559,761       90,771      90,659    590,771
       11      172,666      38,748       38,748      538,748    63,292   63,292   563,292      101,477     101,477    601,477
       12      193,453      37,543       37,543      537,543    65,831   65,831   565,831      112,130     112,130    612,130
       13      215,279      35,135       35,135      535,135    67,232   67,232   567,232      122,622     122,622    622,622
       14      238,197      31,448       31,448      531,448    67,349   67,349   567,349      132,843     132,843    632,843
       15      262,260      26,378       26,378      526,378    66,001   66,001   566,001      142,637     142,637    642,637
       16      287,527      19,760       19,760      519,760    62,927   62,927   562,927      151,763     151,763    651,763
       17      314,057      11,100       11,100      511,100    57,520   57,520   557,520      159,607     159,607    659,607
       18      341,914         737          737      500,737    49,991   49,991   549,991      166,365     166,365    666,365
       19      371,163       0 (4)        0 (4)        0 (4)    39,611   39,611   539,611      171,273     171,273    671,273
       20      401,875                                          25,938   25,938   525,938      173,817     173,817    673,817
       21      434,123                                           8,612    8,612   508,612      173,535     173,535    673,535
       22      467,983                                           0 (4)    0 (4)     0 (4)      169,925     169,925    669,925
       23      503,536                                                                         162,463     162,463    662,463
       24      540,866                                                                         150,608     150,608    650,608
       25      580,063                                                                         133,669     133,669    633,669
       26      621,220                                                                         110,735     110,735    610,735
       27      664,435                                                                          80,693      80,693    580,693
       28      709,810                                                                          42,179      42,179    542,179
       29      757,455                                                                           0 (4)       0 (4)      0 (4)


   (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

   (2) Assumes net interest of 5% compounded annually.

   (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 10 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been selected and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies until age 100.

   (4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

         The Manufacturers Life Insurance Company of America hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;

Cross-Reference Sheet;

The Prospectus, consisting of __ pages;

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

The signatures;

Written consents of the following persons:


     A. Ernst & Young LLP - filed herewith.


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

     A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America establishing Separate Account Three. Incorporated by reference to Exhibit A(1) to the registration statement on Form S-6, file number 333-66303 filed October 29, 1998 (the "SVUL Registration Statement").

     A(3)(a)(i)   Distribution Agreement between The Manufacturers Life
                  Insurance Company of America and ManEquity, Inc. dated
                  December 23, 1986. Incorporated by reference to Exhibit
                  A(3)(a)(i) to the SVUL Registration Statement.

     A(3)(a)(ii)  Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated May 30, 1992. Incorporated by reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

     A(3)(a)(iii) Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated February 23, 1994. Incorporated by reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

     A(3)(b)(i)   Specimen Agreement between ManEquity, Inc. and registered
                  representatives. Incorporated by reference to Exhibit
                  A(3)(b)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(ii)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and registered representatives. Incorporated by reference to Exhibit A(3)(b)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iii) Specimen Agreement between ManEquity, Inc. and dealers.
                  Incorporated by reference to Exhibit A(3)(b)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iv)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and dealers. Incorporated by reference to Exhibit A(3)(b)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(5)(a) Specimen Flexible Premium Variable Life Insurance Policy - Incorporated by reference to Exhibit A(5)(a) to an initial registration statement on Form S-6, file number 333-69719 filed December 23, 1998.

     A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(a) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(6)(b) By-Laws of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(b) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(8)(a)(i)   Service Agreement between The Manufacturers Life Insurance
                  Company and The Manufacturers Life Insurance Company of
                  America dated June 1, 1988. Incorporated by reference to
                  Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(ii)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iii) Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iv)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(v)   Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996. Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vi)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vii) Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998.

                  Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

     A(8)(b) Specimen Stoploss Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

     A(8)(c)(i)   Service Agreement between The Manufacturers Life Insurance
                  Company and ManEquity, Inc. dated January 2, 1991.
                  Incorporated by reference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(c)(ii)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and ManEquity, Inc. dated March 1, 1994. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(10)(a) Specimen Application for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April 26, 1996.

     A(10)(b) Specimen Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.


2. Consents of the following:

         A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - Incorporated by reference to Exhibit 2.a to pre-effective no. 1 to the registration statement on Form S-6, file number 333-69719, filed March 19, 1999.

         B. Opinion and consent of Lucio Fortunato, Assistant Vice-President, U.S. Product Management, of The Manufacturers Life Insurance Company of America - Incorportated by reference to Exhibit 2.a to pre-effective no. 1 to the registration statement on Form S-6, file number 333-69719, filed March 19, 1999.

         C. Consent of Ernst & Young LLP- Filed herewith.


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit 6 to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-69719, filed March 19, 1999.

7. Power of Attorney. Incorporated by reference to Exhibit 12 to post effective amendment no. 10 to the registration statement on Form S-6, file number 33-52310, filed February 28, 1997.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Toronto, Province of Ontario, Canada, on this 26th day of April, 1999.

SEPARATE ACCOUNT THREE OF
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
     COMPANY OF AMERICA
     (Depositor)


By: /s/ DONALD A. GULOIEN
   ----------------------------
     DONALD A. GULOIEN
     President

THE MANUFACTURERS LIFE
INSURANCE COMPANY OF AMERICA


By: /s/ DONALD A. GULOIEN
   ----------------------------
     DONALD A. GULOIEN
     President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 26th day of April, 1999.

Signature                                               Title

*                                                  Chairman and Director
----------------------------
JOHN D. RICHARDSON


/s/ DONALD A. GULOIEN                              President and Director
----------------------------                       (Principal Executive Officer)
DONALD A. GULOIEN


*                                                  Director
---------------------------
SANDRA M. COTTER


/s/ JAMES D. GALLAGHER                             Director
---------------------------
JAMES D. GALLAGHER

/s/ JAMES O'MALLEY                                 Director
---------------------------
JAMES O'MALLEY

*                                                  Director
---------------------------
JOSEPH J. PIETROSKI

*                                                  Director
---------------------------
THEODORE KILKUSKIE, JR.

*                                                  Vice President, Finance
---------------------------                        (Principal Financial and
DOUGLAS H. MYERS                                   Accounting Officer)



/s/ JAMES D. GALLAGHER
---------------------------
   JAMES D. GALLAGHER
   Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.          Description

2.A.              Consent of Ernst & Young LLP